UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated June 29, 2024
Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)
WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒        Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐        No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐        No ☒
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐        No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________
Enclosure: STMicroelectronics N.V.’s Second Quarter and Six Months ended June 29, 2024:
•Operating and Financial Review and Prospects;
•Unaudited Interim Consolidated Statements of Income, Statements of Comprehensive Income, Balance Sheets, Statements of Cash Flows, and Statements of Equity and related Notes for the three and six months ended June 29, 2024; and
•Certifications pursuant to Sections 302 (Exhibits 12.1 and 12.2) and 906 (Exhibit 13.1) of the Sarbanes-Oxley Act of 2002, submitted to the Commission on a voluntary basis.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Overview
The following discussion should be read in conjunction with our Unaudited Interim Consolidated Statements of Income, Statements of Comprehensive Income, Balance Sheets, Statements of Cash Flows and Statements of Equity as of June 29, 2024 and for the three and six months ended June 29, 2024 and Notes thereto included elsewhere in this Form 6-K, and our annual report on Form 20-F as of December 31, 2023 and for the year ended December 31, 2023 as filed with the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) on February 22, 2024 (the “Form 20-F”). The following discussion contains statements of future expectations and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or Section 21E of the Securities Exchange Act of 1934, each as amended, particularly in the sections “Business Overview” and “Liquidity and Capital Resources—Financial Outlook: Capital Investment”. Our actual results may differ significantly from those projected in the forward-looking statements. For a discussion of factors that might cause future actual results to differ materially from our recent results or those projected in the forward-looking statements in addition to the factors set forth below, see “Cautionary Note Regarding Forward-Looking Statements” and “Item 3. Key Information—Risk Factors” included in the Form 20-F. We assume no obligation to update the forward-looking statements or such risk factors.
Our Management’s Discussion and Analysis of Financial Position and Results of Operations (“MD&A”) is provided in addition to the accompanying Unaudited Interim Consolidated Financial Statements (“Consolidated Financial Statements”) and Notes to assist readers in understanding our results of operations, financial condition and cash flows. Our MD&A is organized as follows:
•Critical Accounting Policies using Significant Estimates.
•Business Overview, a discussion of our business and overall analysis of financial and other relevant highlights for the three and six months ended June 29, 2024, designed to provide context for the other sections of the MD&A, including our expectations for selected financial items for the third quarter of 2024.
•Other Developments.
•Results of Operations, containing a year-over-year and sequential analysis of our financial results for the three and six months ended June 29, 2024, as well as segment information.
•Legal Proceedings.
•Discussion on the impact of changes in exchange rates, interest rates and equity prices on our activity and financial results.
•Liquidity and Capital Resources, presenting an analysis of changes in our balance sheets and cash flows, and discussing our financial condition and potential sources of liquidity.
•Impact of Recently Issued U.S. Accounting Standards.
•Backlog and Customers, discussing the level of backlog and sales to our key customers.
•Disclosure Controls and Procedures.
•Other reviews.
•Cautionary Note Regarding Forward-Looking Statements.
At STMicroelectronics N.V. (“ST” or the “Company”), we are over 50,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. As an integrated device manufacturer, we work with more than 200,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of cloud-connected autonomous things. We are committed to achieving our goal to become carbon neutral on scope 1 and 2 and partially scope 3 by 2027.

Critical Accounting Policies Using Significant Estimates
There were no material changes in the first six months of 2024 to the information provided under the heading “Critical Accounting Policies Using Significant Estimates” included in our Form 20-F for the year ended December 31, 2023, as described in Note 5, Recent Accounting Pronouncements, of the Consolidated Financial Statements for the three and six months ended June 29, 2024.
Fiscal Year
Under Article 35 of our Articles of Association, our fiscal year extends from January 1 to December 31. The first quarter of 2024 ended on March 30 and the second quarter ended on June 29. The third quarter will end on September 28 and the fourth quarter will end on December 31, 2024. Based on our fiscal calendar, the distribution of our revenues and expenses by quarter may be unbalanced due to a different number of days in the various quarters of the fiscal year and can also differ from equivalent prior-years’ periods, as illustrated in the below table for the years 2024 and 2023.

	Q1	Q2	Q3	Q4
	Days
2023	91	91	91	92
2024	90	91	91	94
Business Overview
Our results of operations for each period were as follows:

	Three Months Ended			% Variation
	June 29, 2024	March 30, 2024	July 1, 2023	Sequential	Year Over Year
	(In millions, except per share amounts)
Net revenues	$3,232	$3,465	$4,326	(6.7)%	(25.3)%
Gross profit	1,296	1,444	2,119	(10.2)	(38.9)
Gross margin (as percentage of net revenues)	40.1%	41.7%	49.0%	-160 bps	-890 bps
Operating income	375	551	1,146	(32.0)	(67.3)
Operating margin (as percentage of net revenues)	11.6%	15.9%	26.5%	-430 bps	-1,490 bps
Net income attributable to parent company	353	513	1,001	(31.2)	(64.8)
Diluted earnings per share	$0.38	$0.54	$1.06	(29.6)%	(64.2)%
Our total available market is defined as “TAM”, while our serviceable available market is defined as “SAM” and represents the market for products sold by us (i.e., TAM excluding major devices such as microprocessors, GPU/AI accelerators, DRAM and flash-memories, optoelectronics devices other than optical sensors, video processing and wireless application specific market products, such as baseband and application processors).
Based on industry data published by World Semiconductor Trade Statistics, on a sequential basis, semiconductor industry revenues in the second quarter of 2024 increased by approximately 7% for our TAM and decreased by approximately 1% for our SAM to reach approximately $150 billion and $59 billion, respectively. On a year-over-year basis, our TAM increased by approximately 18% and our SAM decreased by approximately 9%.
The new organization we announced on January 10, 2024 resulted in a change in our segment reporting from three to four reportable segments. Prior-year comparative information has been adjusted accordingly.
Our second quarter 2024 net revenues amounted to $3,232 million, decreasing 6.7% sequentially, about 90 basis points above the mid-point of our business outlook range, driven by higher revenues in Personal Electronics, partially offset by lower than expected revenues in Automotive. On a sequential basis, Analog products, MEMS and Sensors (“AM&S”) segment revenues decreased 4.3%, Power and discrete products (“P&D”) segment revenues decreased 8.8%, Microcontrollers (“MCU”) segment revenues decreased 15.7% and Digital ICs and RF Products (“D&RF”) segment revenues increased 8.6%.
On a year-over-year basis, second quarter net revenues decreased 25.3% with lower sales in all reportable segments. AM&S revenues decreased 10.0%, P&D revenues decreased 24.4%, MCU revenues decreased by 46.0% and D&RF revenues decreased 7.6%.
Our revenue performance was below the SAM on a sequential and a year-over-year basis.
Our effective average exchange rate for the second quarter of 2024 was $1.08 for €1.00, compared to $1.09 in the first quarter of 2024 and $1.08 in the second quarter of 2023. For a more detailed discussion of our hedging arrangements and the impact of fluctuations in exchange rates, see “Impact of Changes in Exchange Rates”.
Our second quarter of 2024 gross profit was $1,296 million and gross margin was 40.1%, in line with the mid-point of the outlook range. On a sequential and on a year-over-year basis, gross margin decreased 160 basis points and 890 basis points respectively, mainly due to the combination of product mix and sales price and higher unused capacity charges.
Our aggregated selling, general & administrative (“SG&A”) and research & development (“R&D”) expenses amounted to $954 million, compared to $953 million and $969 million in the prior and year-ago quarters, respectively. On a sequential basis, operating expenses remained substantially flat. On a year-over-year basis, operating expenses decreased by $15 million, mainly due to the negative non-recurring non-cash items that occurred in the year-ago quarter.
Other income and expenses, net, amounted to $33 million income, decreasing by $27 million sequentially due to lower publing funding and increasing by $37 million on a year-over-year basis due to higher public funding.
In the second quarter of 2024, our operating income was $375 million, equivalent to 11.6% of net revenues, compared to $551 million (15.9% of net revenues) in the previous quarter, and to $1,146 million (26.5% of net revenues) in the year-ago quarter. On a sequential and year-over-year basis, operating income was mainly impacted by decreased gross margin profitability.
In the second quarter of 2024, our net cash from operating activities amounted to $702 million. Our net cash used in investing activities was at $628 million with Net Capex (non-U.S. GAAP measure) at $528 million compared to $967 million and $1,072 million during prior and year-ago quarters, respectively.
Our free cash flow, a non-U.S. GAAP measure, amounted to positive $159 million in the second quarter of 2024 compared to positive $209 million in the second quarter of 2023. Refer to “Liquidity and Capital Resources” for the reconciliation of the free cash flow, a non-U.S. GAAP measure, to our consolidated Statements of Cash Flows.
Looking at the third quarter, we expect a revenue increase of approximately 0.6% sequentially, plus or minus 350 basis points. Gross margin is expected to be approximately 38.0%, plus or minus 200 basis points.
This outlook is based on an assumed effective currency exchange rate of approximately $1.07 = €1.00 for the third quarter of 2024 and includes the impact of existing hedging contracts. The third quarter will close on September 28, 2024.
These are forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially; in particular, refer to those known risks and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements” and Item 3. “Key Information — Risk Factors” in our Form 20-F as may be updated from time to time in our SEC filings.
Other Developments
On June 21, we announced the completion of the three-year share buy-back programs of $1,040 million initiated in 2021 and the launch of a new share buy-back plan comprising of two programs, totaling up to $1,100 million to be executed within a 3-year period. We intend to carry out the buy-back programs and hold the shares bought back as treasury stock for the purpose of meeting our obligations in relation to our employee stock award plans and to support the potential settlement of our outstanding convertible bonds.

On May 31, we announced our plan to build a new fully integrated silicon carbide facility in Catania, Italy for the mass production of 200mm silicon carbide wafers. The new facility is targeted to start production in 2026 and to ramp to full capacity by 2033, with up to 15,000 wafers per week at full build-out. The total investment is expected to be around five billion euros, with a support of around two billion euros provided by the State of Italy within the framework of the EU Chips Act. Sustainable practices are integral to the design, development, and operation of the Silicon Carbide Campus to ensure the responsible consumption of resources including water and power.
On May 22, we held our Annual General Meeting of Shareholders (AGM) in Schiphol, the Netherlands. The proposed resolutions, all approved by the Shareholders, were:
•The adoption of the Company's Statutory Annual Accounts for the year ended December 31, 2023, prepared in accordance with International Financial Reporting Standards (IFRS) and filed with the Netherlands Authority for the Financial Markets (AFM) on March 21, 2024;
•The distribution of a cash dividend of $0.36 per outstanding share of the Company’s common stock to be distributed in quarterly installments of $0.09 in each of the second, third and fourth quarters of 2024 and first quarter of 2025 to shareholders of record in the month of each quarterly payment;
•The amendment to the Company's Articles of Association;
•The adoption of the Remuneration Policy for the Supervisory Board;
•The adoption of the Remuneration Policy for the Managing Board;
•The reappointment of Mr. Jean-Marc Chery as member and Chairman of the Managing Board for a three-year term to expire at the end of the 2027 AGM;
•The approval of the stock-based portion of the compensation of the President and CEO;
•The appointment of Mr. Lorenzo Grandi as member of the Managing Board for a three-year term to expire at the end of the 2027 AGM;
•The approval of the stock-based portion of the compensation of the Chief Financial Officer;
•The approval of a new 3-year Unvested Stock Award Plan for Management and Key Employees;
•The reappointment of EY as external auditor for the 2024 and 2025 financial years;
•The reappointment of Mr. Nicolas Dufourcq, as member of the Supervisory Board, for a three-year term to expire at the end of the 2027 AGM;
•The reappointment of Ms. Janet Davidson, as member of the Supervisory Board, for a one-year term to expire at the end of the 2025 AGM;
•The appointment of Mr. Pascal Daloz, as member of the Supervisory Board, for a three-year term expiring at the 2027 AGM, in replacement of Mr. Yann Delabrière whose mandate will expire at the end of the 2024 AGM;
•The authorization to the Managing Board, until the conclusion of the 2025 AGM, to repurchase shares, subject to the approval of the Supervisory Board;
•The delegation to the Supervisory Board of the authority to issue new common shares, to grant rights to subscribe for such shares, and to limit and/or exclude existing shareholders’ pre-emptive rights on common shares, until the end of the 2025 AGM;
•The discharge of the member of the Managing Board; and
•The discharge of the members of the Supervisory Board.

Results of Operations
Segment Information
We design, develop, manufacture and market a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full-custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. In addition, we further participate in the manufacturing value chain of smartcard products, which includes the production and sale of both silicon chips and smartcards.
On January 10, 2024, we announced a new organization to deliver enhanced product development innovation and efficiency, time-to-market as well as customer focus by end market. This new organization resulted in a change in segment reporting effective from January 1, 2024. Prior-year comparative information has been adjusted accordingly.
Our reportable segments are as follows:
•Analog products, MEMS and Sensors (“AM&S”), comprised of ST analog products, MEMS sensors and actuators, and optical sensing solutions.
•Power and discrete products (“P&D”), comprised of discrete and power transistor products.
•Microcontrollers (“MCU”), comprised of general-purpose and automotive microcontrollers, microprocessors and connected security products (incl. EEPROM).
•Digital ICs and RF Products (“D&RF”), comprised of automotive ADAS, infotainment, RF and communications products.
Net revenues of “Others” include revenues from sales assembly services and other revenues. For the computation of the segments’ internal financial measurements, we use certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, SG&A expenses and a part of R&D expenses. In compliance with our internal policies, certain costs are not allocated to the segments, but reported in “Others”. Those comprise unused capacity charges, including incidents leading to power outage, impairment and restructuring charges, management reorganization expenses, start-up and phase-out costs, and other unallocated income (expenses) such as: strategic or special R&D programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to reportable segments, as well as operating earnings of other products. Finally, public grants are allocated to our segments proportionally to the incurred expenses on the sponsored projects.

Second Quarter 2024 vs. First Quarter 2024 and Second Quarter 2023
The following table sets forth certain financial data from our Unaudited Interim Consolidated Statements of Income:

	Three Months ended
	June 29, 2024		March 30, 2024		July 1, 2023
	$ million	% of net revenues	$ million	% of net revenues	$ million	% of net revenues
Net sales	$3,227	99.8%	$3,444	99.4%	$4,320	99.9%
Other revenues	5	0.2	21	0.6	6	0.1
Net revenues	3,232	100.0	3,465	100.0	4,326	100.0
Cost of sales	(1,936)	(59.9)	(2,021)	(58.3)	(2,207)	(51.0)
Gross profit	1,296	40.1	1,444	41.7	2,119	49.0
Selling, general and administrative expenses	(419)	(13.0)	(425)	(12.3)	(414)	(9.6)
Research and development expenses	(535)	(16.5)	(528)	(15.2)	(555)	(12.8)
Other income and expenses, net	33	1.0	60	1.7	(4)	(0.1)
Operating income	375	11.6	551	15.9	1,146	26.5
Interest income, net	51	1.6	59	1.7	33	0.8
Other components of pension benefit costs	(4)	(0.1)	(4)	(0.1)	(5)	(0.1)
Loss on financial instruments, net	(1)	—	—	—	—	—
Income before income taxes and noncontrolling interest	421	13.0	606	17.5	1,174	27.1
Income tax expense	(67)	(2.1)	(92)	(2.7)	(171)	(4.0)
Net income	354	11.0	514	14.8	1,003	23.2
Net income attributable to noncontrolling interest	(1)	—	(1)	—	(2)	—
Net income attributable to parent company	$353	10.9%	$513	14.8%	$1,001	23.1%
Net revenues

	Three Months Ended			% Variation
	June 29, 2024	March 30, 2024	July 1, 2023	Sequential	Year Over Year
	(In millions)
Net sales	$3,227	$3,444	$4,320	(6.3)%	(25.3)%
Other revenues	5	21	6	(75.5)	(10.3)
Net revenues	3,232	3,465	4,326	(6.7)%	(25.3)%
Sequentially, our second quarter 2024 net revenues decreased 6.7%, 90 basis points better than the mid-point of our released guidance. The sequential decrease resulted from lower average selling prices of approximately 12%, driven by a less favorable product mix and lower selling prices, partially offset by higher volumes of approximately 5%.
On a year-over-year basis, net revenues decreased 25.3% mainly as a result of lower average selling prices of approximately 21%, driven by a less favorable product mix and lower selling prices, and lower volumes of approximately 4%.

Net revenues by reportable segment

	Three Months Ended			% Variation
	June 29, 2024	March 30, 2024	July 1, 2023	Sequential	Year Over Year
	(In millions)
AM&S segment	$1,165	$1,217	$1,293	(4.3)%	(10.0)%
P&D segment	747	820	989	(8.8)	(24.4)
Analog, Power & Discrete, MEMS and Sensors Group (APMS)	1,912	2,037	2,282	(6.1)	(16.2)
MCU segment	800	950	1,482	(15.7)	(46.0)
D&RF segment	516	475	558	8.6	(7.6)
Microcontrollers, Digital ICs and RF products Group (MDRF)	1,316	1,425	2,040	(7.6)	(35.5)
Others	4	3	4	30.3	4.9
Total consolidated net revenues	$3,232	$3,465	$4,326	(6.7)%	(25.3)%
On a sequential basis, AM&S revenues decreased 4.3%, driven by lower average selling prices of approximately 9% mainly due to product mix, partially offset by higher volumes of approximately 5%. P&D revenues decreased 8.8%, due to lower average selling prices of approximately 20% mainly driven by product mix, partially offset by higher volumes of approximately 11%. MCU revenues decreased 15.7% due to lower average selling prices of approximately 8% driven by product mix and selling prices, and lower volumes of approximately 8%. D&RF revenues increased by 8.6%, driven by higher volumes of approximately 12%, partially offset by lower average selling prices of approximately 3% .
On a year-over-year basis, AM&S revenues decreased 10.0%, driven by lower average selling prices of approximately 10% mainly due to product mix and lower selling prices. P&D revenues decreased 24.4% compared to the year-ago quarter, driven by lower average selling prices of approximately 20% due to product mix and lower selling prices, and lower volumes of approximately 4%. MCU revenues decreased 46.0%, driven by lower average selling prices of approximately 23%, due to product mix and lower selling prices, and lower volumes of approximately 23%. D&RF revenues decreased by 7.6% mainly due to lower average selling prices linked to a less favorable product mix.
Net Revenues by Market Channel (1)

	Three Months ended
	June 29, 2024	March 30, 2024	July 1, 2023
Original Equipment Manufacturers (“OEM”)	73%	70%	64%
Distribution	27	30	36
Total consolidated net revenues	100%	100%	100%
(1)    OEM are the end-customers to which we provide direct marketing application engineering support, while Distribution refers to the distributors and representatives that we engage to distribute our products around the world.
By market channel, our second quarter net revenues in distribution amounted to 27% of our total consolidated net revenues, decreasing from 30% and 36% in the prior and year-ago quarter respectively.
Net Revenues by Location of Shipment (1)

	Three Months Ended			% Variation
	June 29, 2024	March 30, 2024	July 1, 2023	Sequential	Year Over Year
	(In millions)
Europe, Middle East, Africa (“EMEA”)	$840	$953	$1,244	(11.9)%	(32.5)%
Americas	505	520	698	(2.7)	(27.6)
Asia Pacific	1,887	1,992	2,384	(5.3)	(20.8)
Total consolidated net revenues	$3,232	$3,465	$4,326	(6.7)%	(25.3)%
(1)Net revenues by location of shipment are classified by location of customer invoiced or reclassified by shipment destination in line with customer demand. For example, products ordered by U.S. based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues. Furthermore, the comparison among the different periods may be affected by shifts in shipments from one location to another, as requested by our customers.
On a sequential basis, EMEA revenues decreased 11.9%, mainly due to lower sales in General-Purpose Microcontrollers, Auto Processing & RF and Analog. Americas revenues decreased 2.7% due to lower sales in Power & Discrete and General-Purpose Microcontrollers. Asia Pacific revenues decreased 5.3% due to lower revenues in General-Purpose Microcontrollers, Power & Discrete and Imaging.
On a year-over-year basis, EMEA revenues decreased 32.5%, mainly driven by lower sales in General-Purpose Microcontrollers, ADAS & Infotainment and Power & Discrete. Americas revenues decreased 27.6%, mainly due to lower sales in General-Purpose Microcontrollers and Power & Discrete. Asia Pacific revenues decreased 20.8%, mainly due to lower sales in General-Purpose Microcontrollers, Power & Discrete and Imaging.
Gross profit

	Three Months Ended			Variation
	June 29, 2024	March 30, 2024	July 1, 2023	Sequential	Year Over Year
	(In millions)
Gross profit	$1,296	$1,444	$2,119	(10.2)%	(38.9)%
Gross margin (as percentage of net revenues)	40.1%	41.7%	49.0%	-160 bps	-890 bps
In the second quarter of 2024, gross margin was 40.1%, in line with the mid-point of the outlook range. On a sequential and on a year-over-year basis, gross margin decreased 160 basis points and 890 basis points respectively, mainly due to the combination of product mix and sales price and higher unused capacity charges.
Operating expenses

	Three Months Ended			Variation
	June 29, 2024	March 30, 2024	July 1, 2023	Sequential	Year Over Year
	(In millions)
Selling, general and administrative expenses	$(419)	$(425)	$(414)	1.4%	(1.3)%
Research and development expenses	$(535)	$(528)	$(555)	(1.3)	3.7
Total operating expenses	$(954)	$(953)	$(969)	(0.1)%	1.6%
As percentage of net revenues	29.5%	27.5%	22.4%	200 bps	710 bps
On a sequential basis, operating expenses remained substantially flat. On a year-over-year basis, operating expenses decreased by $15 million, mainly due to the negative non-recurring non-cash items that occurred in the year-ago quarter.
As a percentage of net revenues, our operating expenses amounted to 29.5% in the second quarter of 2024, increasing compared to 27.5% and 22.4% in the prior and year-ago quarters, respectively.

R&D expenses were net of research tax credits, which amounted to $34 million in the second quarter of 2024, compared to $34 million and $36 million, in the prior and year-ago quarters, respectively.
Other income and expenses, net

	Three Months Ended
	June 29, 2024	March 30, 2024	July 1, 2023
	(In millions)
Public funding	$58	$93	$27
Exchange gains (losses), net	(1)	(1)	3
Start-up costs	(22)	(30)	(34)
Patent costs	(1)	(1)	(2)
Gain on sale of non-current assets	1	2	4
Other, net	(2)	(3)	(2)
Other income and expenses, net	$33	$60	$(4)
As percentage of net revenues	1.0%	1.7%	(0.1)%
Other income and expenses, net, amounted to $33 million income, decreasing by $27 million sequentially due to lower publing funding and increasing by $37 million on a year-over-year basis due to higher public funding.
Operating income

	Three Months Ended
	June 29, 2024	March 30, 2024	July 1, 2023
	(In millions)
Operating income	$375	$551	$1,146
As percentage of net revenues	11.6%	15.9%	26.5%
In the second quarter of 2024, operating income was $375 million, compared to an operating income of $551 million and $1,146 million in the prior and year-ago quarters, respectively.
On a sequential and year-over-year basis, operating income was mainly impacted by decreased gross margin profitability.
Operating income by reportable segment

	Three Months Ended
	June 29, 2024		March 30, 2024		July 1, 2023
	$ million	% of net revenues	$ million	% of net revenues	$ million	% of net revenues
AM&S segment	$144	12.4%	$185	15.2%	$259	20.0%
P&D segment	110	14.7	138	16.8	262	26.4
Analog, Power & Discrete, MEMS and Sensors Group (APMS)	254	13.3	323	15.8	521	22.8
MCU segment	72	8.9	185	19.5	551	37.2
D&RF segment	150	29.1	150	31.8	196	35.2
Microcontrollers, Digital ICs and RF products Group (MDRF)	222	16.8	335	23.6	747	36.6
Total operating income of operating segments	476	14.7	658	19.0	1,268	29.3
Others(1)	(101)	—	(107)	—	(122)	—
Total consolidated operating income	$375	11.6%	$551	15.9%	$1,146	26.5%
(1)Operating income (loss) of Others include items such as unused capacity charges, including incidents leading to power outage, impairment and restructuring charges, management reorganization costs, start-up and phase out costs, and other unallocated income (expenses) such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to reportable segments (e.g. urgent freight costs, changes in fair value measurement on contingent consideration liabilities), as well as operating earnings of other products.
For the second quarter of 2024, AM&S operating income was $144 million, decreasing sequentially by $41 million, mainly driven by lower profitability in Analog Products. P&D operating income was $110 million, decreasing sequentially by $28 million. MCU operating income decreased by $113 million sequentially, mainly driven by General-Purpose Microcontrollers and Auto Processing & RF lower profitability. D&RF operating income remained substantially flat.
AM&S operating income decreased by $115 million year-over-year reflecting lower profitability mainly in Analog Products and MEMS. P&D operating income decreased by $152 million. MCU operating income decreased by $479 million, with General-Purpose Microcontrollers, Auto Processing & RF and Connected Security decreasing. D&RF operating income decreased by $46 million, mainly driven by ADAS & Infotainment lower profitability.
Reconciliation to consolidated operating income

	Three Months Ended
	June 29, 2024	March 30, 2024	July 1, 2023
	(In millions)
Total operating income of reportable segments	$476	$658	$1,268
Impairment loss on intangible assets acquired through business combinations	—	—	(36)
Start-up costs	(22)	(30)	(34)
Unused capacity charges	(84)	(63)	(15)
Contingent consideration fair value measurement	—	—	5
Other unallocated manufacturing results	10	(10)	(9)
Gain on sale of non-current assets	—	1	3
Strategic and R&D programs and other non-allocated provisions(1)	(5)	(5)	(36)
Total operating income (loss) of Others	(101)	(107)	(122)
Total consolidated operating income	$375	$551	$1,146
(1)Includes unallocated income and expenses such as certain corporate-level operating expenses and other income (costs) that are not allocated to the reportable segments.
Interest income, net

	Three Months Ended
	June 29, 2024	March 30, 2024	July 1, 2023
	(In millions)
Interest income, net	$51	$59	$33
In the second quarter of 2024, we recorded a net interest income of $51 million, compared to a net interest income of $59 million in the prior quarter and a net interest income of $33 million in the year-ago quarter. Net interest income was composed of $76 million of interest income, partially offset by interest expense on borrowings and banking fees of $25 million. The year-over-year increase in interest income was mainly due to higher investments in short-term deposits and marketable securities and higher U.S dollar interest yields.

Income tax expense

	Three Months Ended
	June 29, 2024	March 30, 2024	July 1, 2023
	(In millions)
Income tax expense	$(67)	$(92)	$(171)
During the second quarter of 2024, we registered an income tax expense of $67 million, reflecting a 16.9% estimated annual effective tax rate before discrete items at consolidated level, applied to the first six months of 2024 consolidated income before income tax. The estimated annual effective tax rate 2024 includes the estimated impact of Pillar Two taxes for 2024 for 0.5% and explain, together with the variation in the profit mix the increase compared to the 15% actual annual effective tax rate for 2023 before discrete items.
Net income attributable to parent company

	Three Months Ended
	June 29, 2024	March 30, 2024	July 1, 2023
	(In millions)
Net income attributable to parent company	$353	$513	$1,001
As percentage of net revenues	10.9%	14.8%	23.1%
For the second quarter of 2024, we reported net income of $353 million, representing diluted earnings per share of $0.38, compared to $0.54 in the prior quarter and $1.06 in the prior-year quarter.

Six Months of 2024 vs. Six Months of 2023
The following table sets forth certain financial data from our Unaudited Interim Consolidated Statements of Income:

	Six Months ended
	June 29, 2024		July 1, 2023
	$ million	% of net revenues	$ million	% of net revenues
Net sales	$6,670	99.6%	$8,561	99.9%
Other revenues	27	0.4	12	0.1
Net revenues	6,697	100.0	8,573	100.0
Cost of sales	(3,958)	(59.1)	(4,344)	(50.7)
Gross profit	2,739	40.9	4,229	49.3
Selling, general and administrative expenses	(844)	(12.6)	(808)	(9.4)
Research and development expenses	(1,063)	(15.9)	(1,060)	(12.4)
Other income and expenses, net	93	1.4	(14)	(0.2)
Operating income	925	13.8	2,347	27.4
Interest income, net	111	1.7	70	0.8
Other components of pension benefit costs	(8)	(0.1)	(9)	(0.1)
Loss on financial instruments, net	(1)	—	—	—
Income before income taxes and noncontrolling interest	1,027	15.3	2,408	28.1
Income tax expense	(159)	(2.4)	(359)	(4.2)
Net income	868	13.0	2,049	23.9
Net income attributable to noncontrolling interest	(3)	—	(4)	—
Net income attributable to parent company	$865	12.9%	$2,045	23.9%
Net revenues

	Six Months ended
	June 29, 2024	July 1, 2023	% Variation
	(In millions)
Net sales	$6,670	$8,561	(22.1)%
Other revenues	27	12	131.6
Net revenues	$6,697	$8,573	(21.9)%
Our first six months 2024 net revenues decreased 21.9% compared to the year-ago period, as a result of an approximate 13% decrease in average selling prices, due to a less favorable product mix and lower selling prices, and a decrease in volumes of approximately 9%.

Net revenues by reportable segment

	Six Months ended
	June 29, 2024	July 1, 2023	% Variation
	(In millions)
AM&S segment	$2,382	$2,693	(11.6)%
P&D segment	1,567	1,898	(17.4)
Analog, Power & Discrete, MEMS and Sensors Group (APMS)	3,949	4,591	(14.0)
MCU segment	1,750	2,930	(40.3)
D&RF segment	990	1,044	(5.1)
Microcontrollers, Digital ICs and RF products Group (MDRF)	2,740	3,974	(31.0)
Others	8	8	(8.2)
Total consolidated net revenues	$6,697	$8,573	(21.9)%
By reportable segment, AM&S revenues were down 11.6%, with lower average selling prices of approximately 6%, due to lower selling prices, and a decrease in volumes of approximately 6%. P&D revenues decreased 17.4%, due to lower volumes of approximately 11%, and lower average selling prices of approximately 6% mainly due to lower selling prices. MCU revenues decreased 40.3% compared to the prior-year period, driven by lower average selling prices of approximately 21%, due to a less favorable product mix and lower selling prices, and by lower volumes of approximately 19%. D&RF revenues decreased 5.1% compared to the prior-year period, mainly due to lower average selling prices linked to a less favorable product mix.
Net Revenues by Market Channel (1)

	Six Months ended
	June 29, 2024	July 1, 2023
OEM	71%	64%
Distribution	29	36
Total	100%	100%
(1)OEM are the end-customers to which we provide direct marketing application engineering support, while Distribution refers to the distributors and representatives that we engage to distribute our products around the world.
By market channel, distribution decreased to a 29% share of total revenues in the first six months of 2024, compared to 36% in the first six months of 2023.
Net Revenues by Location of Shipment(1)

	Six Months ended
	June 29, 2024	July 1, 2023	% Variation
	(In millions)
EMEA	$1,793	$2,430	(26.2)%
Americas	1,025	1,385	(26.0)
Asia Pacific	3,879	4,758	(18.5)
Total consolidated net revenues	$6,697	$8,573	(21.9)%
(1)Net revenues by location of shipment are classified by location of customer invoiced or reclassified by shipment destination in line with customer demand. For example, products ordered by U.S. based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues. Furthermore, the comparison among the different periods may be affected by shifts in shipments from one location to another, as requested by our customers.
By location of shipment, EMEA revenues decreased by 26.2%, mainly driven by lower sales in General-Purpose Microcontrollers, ADAS & Infotainment and Power & Discrete. Americas revenues decreased 26.0%, mainly due to lower sales in General-Purpose Microcontrollers and Power Discrete. Asia Pacific revenues decreased 18.5%, mainly due to lower sales in General-Purpose Microcontrollers, Imaging and Power Discrete.

Gross profit

	Six Months ended
	June 29, 2024	July 1, 2023	Variation
	(In millions)
Gross profit	$2,739	$4,229	(35.2)%
Gross margin (as percentage of net revenues)	40.9%	49.3%	840 bps
Gross margin was 40.9% for the first six months of 2024, decreasing by approximately 840 basis points compared to the year-ago period, mainly due to the combination of sales price and product mix and higher unused capacity charges.
Operating expenses

	Six Months ended
	June 29, 2024	July 1, 2023	Variation
	(In millions)
Selling, general and administrative expenses	$(844)	$(808)	(4.4)%
Research and development expenses	(1,063)	(1,060)	(0.2)
Total operating expenses	$(1,907)	$(1,868)	(2.0)%
As percentage of net revenues	28.5%	21.8%	670 bps
Our operating expenses increased compared to the year-ago period, mainly due to higher cost of labor and increased R&D activity.
As a percentage of net revenues, our operating expenses amounted to 28.5%, increasing from 21.8% in the year-ago period.
Total R&D expenses were net of research tax credits, which amounted to $68 million in the first six months of 2024 compared to $66 million in the first six months of 2023.
Other income and expenses, net

	Six Months ended
	June 29, 2024	July 1, 2023
	(In millions)
Public funding	$151	$52
Exchange gains (losses), net	(2)	3
Start-up costs	(52)	(67)
Patent costs	(3)	(5)
Gain on sale of non-current assets	3	5
Other, net	(4)	(2)
Other income and expenses, net	$93	$(14)
As percentage of net revenues	1.4%	(0.2)%
In the first six months of 2024, other income and expenses, net, amounted to a $93 million income, increasing by $107 million from $14 million expense during the first six months of 2023, due to higher income from public funding.

Operating income

	Six Months ended
	June 29, 2024	July 1, 2023
	(In millions)
Operating income	$925	$2,347
As percentage of net revenues	13.8%	27.4%
Operating income in the first six months of 2024 decreased by $1,422 million to $925 million, compared to the prior-year period, mainly due to a decrease in gross margin profitability.
Operating income by reportable segments

	Six Months ended
	June 29, 2024		July 1, 2023
	$ million	% of net revenues	$ million	% of net revenues
AM&S segment	$328	13.8%	$593	22.0%
P&D segment	248	15.8	498	26.2
Analog, Power & Discrete, MEMS and Sensors Group (APMS)	576	14.6	1,091	23.8
MCU segment	256	14.6	1,106	37.7
D&RF segment	301	30.4	361	34.6
Microcontrollers, Digital ICs and RF products Group (MDRF)	557	20.3	1,467	36.9
Total operating income of operating segments	1,133	16.9	2,558	29.8
Others(1)	(208)	—	(211)	—
Total consolidated operating income	$925	13.8%	$2,347	27.4%
(1)Operating income (loss) of Others include items such as unused capacity charges, including incidents leading to power outage, impairment and restructuring charges, management reorganization costs, start-up and phase out costs, and other unallocated income (expenses) such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to reportable segments (e.g. urgent freight costs, changes in fair value measurement on contingent consideration liabilities), as well as operating earnings of other products.
In the first six months of 2024, AM&S operating income decreased by $265 million to $328 million, with lower profitability in both Analog and MEMS. P&D operating income was $248 million, decreasing by $250 million. MCU operating income was $256 million, lower by $850 million with General-Purpose Microcontrollers, Auto Processing & RF and Connected Security decreasing. D&RF operating income amounted to $301 million, decreasing by $60 million mainly due to lower profitability in ADAS & Infotainment.

Reconciliation to consolidated operating income

	Six Months ended
	June 29, 2024	July 1, 2023
	(In millions)
Total operating income of reportable segments	$1,133	$2,558
Impairment loss on intangible assets acquired through business combinations	—	(36)
Start-up costs	(52)	(67)
Unused capacity charges	(147)	(16)
Contingent consideration fair value measurement	—	5
Other unallocated manufacturing results	—	(61)
Gain on sale of non-current assets	1	4
Strategic and R&D programs and other non-allocated provisions(1)	(10)	(40)
Total operating income (loss) of Others	(208)	(211)
Total consolidated operating income	$925	$2,347
(1)Includes unallocated income and expenses such as certain corporate-level operating expenses and other income (costs) that are not allocated to the reportable segments.
Interest income, net

	Six Months ended
	June 29, 2024	July 1, 2023
	(In millions)
Interest income, net	$111	$70
In the first six months of 2024, we recorded a net interest income of $111 million, compared to $70 million in the year-ago period. The first six months of 2024 net interest income was composed of $157 million of interest income, partially offset by interest expense on borrowings and banking fees of $46 million. The increase in interest income was mainly due to higher investments in short-term deposits and marketable securities and higher U.S dollar interest yields.
Income tax expense

	Six Months ended
	June 29, 2024	July 1, 2023
	(In millions)
Income tax expense	$(159)	$(359)
During the first six months of 2024, we registered an income tax expense of $159 million, reflecting a 16.9% estimated annual effective tax rate before discrete items at consolidated level, applied to the first six months of 2024 consolidated profit before tax. The estimated annual effective tax rate 2024 includes the estimated impact of Pillar Two taxes for 2024 for 0.5%.
In the first six months of 2023, we registered an income tax expense of $359 million.
Our tax rate is variable and depends on changes in the level of operating results within various local jurisdictions and on changes in the applicable taxation rates of these jurisdictions, as well as changes in estimates on our tax provisions. For 2024, it also takes into account the estimated impact of Pillar Two taxes. Our income tax amounts and rates also depend on our loss carry-forwards and their relevant valuation allowance, which are based on estimated projected plans and available tax planning strategies. In the case of material changes in these plans, the valuation allowance could be adjusted accordingly, with an impact on our income tax expense. In addition, our annual income tax expense includes the estimated impact of provisions related to potential tax positions which have been considered as uncertain.
Net income attributable to parent company

	Six Months ended
	June 29, 2024	July 1, 2023
	(In millions)
Net income attributable to parent company	$865	$2,045
As percentage of net revenues	12.9%	23.9%
For the first six months of 2024, we reported net income of $865 million, representing diluted earnings per share of $0.92, compared to a net income of $2,045 million in the prior period, representing diluted earnings per share of $2.16.

Legal Proceedings
For a discussion of legal proceedings, see Note 27 Contingencies, Claims and Legal Proceedings to our Consolidated Financial Statements.
Impact of Changes in Exchange Rates
Our results of operations and financial condition can be significantly affected by material changes in the exchange rates between the U.S. dollar and other currencies, particularly the Euro.
As a market practice, the reference currency for the semiconductor industry is the U.S. dollar and the market prices of semiconductor products are mainly denominated in U.S. dollars. However, revenues for some of our products are quoted in currencies other than the U.S. dollar, such as Euro-denominated sales, and consequently are directly affected by fluctuations in the value of the U.S. dollar. As a result of currency variations, the appreciation of the Euro compared to the U.S. dollar could increase our level of revenues when translated into U.S. dollars or the depreciation of the Euro compared to the U.S. dollar could decrease our level of revenues when reported in U.S. dollars. Over time and depending on market conditions, the prices in the industry could align to the equivalent amount in U.S. dollars, except that there is a lag between the changes in the currency rate and the adjustment in the price paid in local currency, which is proportional to the amplitude of the currency swing, and such adjustment could be only partial and/or delayed, depending on market demand. Furthermore, certain significant costs incurred by us, such as manufacturing costs, SG&A expenses and R&D expenses, are largely incurred in the currency of the jurisdictions in which our operations are located. Given that most of our operations are located in the Eurozone and other non-U.S. dollar currency areas, including Singapore, our costs tend to increase when translated into U.S. dollars when the U.S. dollar weakens, or to decrease when the U.S. dollar strengthens.
Our principal strategy to reduce the risks associated with exchange rate fluctuations is to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of materials, purchases and services from our suppliers denominated in U.S. dollars, thereby reducing the potential exchange rate impact of certain variable costs relative to revenues. Moreover, in order to further reduce the exposure to U.S. dollar exchange fluctuations, we hedge certain line items on our Consolidated Statements of Income, in particular with respect to a portion of cost of sales, most of R&D expenses and certain SG&A expenses, located in the Eurozone, which we designate as cash flow hedge transactions. We use two different types of hedging instruments: forward contracts and currency options (including collars).
Our Unaudited Interim Consolidated Statement of Income for the six months ended June 29, 2024 included income and expense items translated at the average U.S. dollar exchange rate for the period, plus the impact of the hedging contracts settled during the period. Our effective average exchange rate for the second quarter of 2024 was $1.08 for €1.00, compared to $1.09 for €1.00 in the first quarter of 2024 and $1.08 for €1.00 in the second quarter of 2023. These effective exchange rates reflect the actual exchange rates combined with the effect of cash flow hedge transactions impacting earnings in the period.

The time horizon of our cash flow hedging for manufacturing costs and operating expenses may run up to 24 months, for a limited percentage of our exposure to the Euro, depending on currency market conditions. As of June 29, 2024, the outstanding hedged amounts were €1,490 million to cover manufacturing costs and €740 million to cover operating expenses, at an average exchange rate of approximately $1.10 for €1.00 (considering the collars at upper strike), maturing from July 3, 2024 to April 30, 2025. As of June 29, 2024, measured in respect to the exchange rate at period closing of about $1.07 to €1.00, these outstanding hedging contracts and certain settled contracts covering manufacturing expenses capitalized in inventory resulted in a deferred unrealized loss of approximately $13 million before tax, recorded in “Accumulated other comprehensive income (loss)” in the Consolidated Statement of Equity, compared to a deferred unrealized gain of approximately $54 million before tax on December 31, 2023.
We also hedge certain manufacturing costs denominated in Singapore dollars (“SGD”); as of June 29, 2024, the outstanding hedged amounts were SGD 226 million at an average exchange rate of approximately SGD 1.33 to $1.00 maturing from July 3, 2024 to May 29, 2025. As of June 29, 2024, these outstanding hedging contracts resulted in a deferred unrealized loss of approximately $2 million before tax, recorded in “Accumulated other comprehensive income (loss)” in the Consolidated Statement of Equity, compared to a deferred unrealized gain of $3 million dollars on December 31, 2023.
Our cash flow hedging policy is not intended to cover our full exposure and is based on hedging a declining portion of our exposure in the next four quarters. In the second quarter of 2024, as a result of our cash flow hedging, we recycled to earnings a loss of $5 million, of which approximately $4 million impacted cost of sales and $1 million impacted SG&A expenses, while in the comparable quarter of 2023, we recorded a gain of $14 million.
In addition to our cash flow hedging, in order to mitigate potential exchange rate risks on our commercial transactions, we purchase and enter into foreign exchange forward contracts and currency options to cover foreign currency exposure in payables or receivables at our affiliates, which we do not designate for hedge accounting. We may in the future purchase or sell similar types of instruments. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our Form 20-F. Furthermore, we may not predict on a timely basis the amount of future transactions in the volatile industry environment. No assurance may be given that our hedging activities will sufficiently protect us against fluctuations in the value of the U.S. dollar. Consequently, our results of operations have been and may continue to be impacted by fluctuations in exchange rates. The net effect of our consolidated foreign exchange exposure in payables and receivables at our affiliates resulted in a net loss of $1 million recorded in “Other income and expenses, net” in our Consolidated Statement of Income for the second quarter of 2024.
The assets and liabilities of subsidiaries whose functional currency is different from the U.S. dollar reporting currency are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate. Income and expenses, as well as cash flows, are translated at the average exchange rate for the period. These currency translation effects have been, and may be, significant from period to period since a large part of our assets and liabilities and activities are accounted for in Euros as they are located in jurisdictions where the Euro is the functional currency. Adjustments resulting from the currency translation are recorded directly in equity and are reported as “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity. As of June 29, 2024, our outstanding indebtedness was denominated mainly in U.S. dollars and in Euros.
For a more detailed discussion, see Item 3. “Key Information — Risks Related to Our Operations” in our Form 20-F, which may be updated from time to time in our public filings.
Impact of Changes in Interest Rates
Interest rates may fluctuate upon changes in financial market conditions and material changes can affect our earnings and financial condition, since these changes can impact the total interest income received on our cash and cash equivalents, short-term deposits and marketable securities, as well as the total interest expense paid on our financial debt.
Our interest income, net, as reported in our Unaudited Interim Consolidated Statements of Income, is the balance between interest income received from our cash and cash equivalents, short-term deposits and marketable securities, and interest expense recorded on our financial liabilities, including bank fees (including fees on committed credit lines or on the sale without recourse of receivables, if any). Our interest income is dependent upon fluctuations in interest rates, mainly in U.S. dollars and Euros, since we invest primarily on a short-term basis; any increase or decrease in the market interest rates would mean a proportional increase or decrease in our interest income. Our interest expenses are also dependent upon fluctuations in interest rates, since our financial liabilities include European Investment Bank (“EIB”) and Cassa Depositi e Prestiti SpA (“CDP SpA”) Floating Rate Loans at Euribor plus variable spreads. See Note 22 to our Consolidated Financial Statements.
As of June 29, 2024, our total financial resources, including cash and cash equivalents, short-term deposits and marketable securities generated an average annual interest rate of 4.81%. At the same date, the average annual interest rate on our outstanding debt was 2.42%.
Impact of Changes in Equity Prices
As of June 29, 2024, we did not hold any significant investments in equity securities with a material exposure to equity price risk. However, on these equity investments, carrying value could be reduced due to further losses or impairment charges. See Note 19 and Note 20 to our Consolidated Financial Statements.
Liquidity and Capital Resources
Treasury activities are regulated by our policies, which define procedures, objectives and controls. Our policies focus on the management of our financial risk in terms of exposure to currency rates and interest rates. Most treasury activities are centralized, with any local treasury activities subject to oversight from our head treasury office. The majority of our cash and cash equivalents are held in U.S. dollars and Euros and are placed with financial institutions rated at least as single A long-term rating from two of the major rating agencies, meaning at least A3 from Moody’s Investors Service (“Moody’s”) and A- from Standard & Poor’s (“S&P”) or Fitch Ratings (“Fitch”). Marginal amounts are held in other currencies. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our Form 20-F, which may be updated from time to time in our public filings.
Cash flow
We maintain an adequate cash position and a low debt-to-equity ratio, to provide us with adequate financial flexibility. As in the past, our cash management policy is to finance our investment needs mainly with net cash generated from operating activities.
During the first six months of 2024, our cash and cash equivalents decreased by $130 million. The components of the net cash variation for the first six months of 2024 and the comparable period are set forth below:

	Six Months ended
	June 29, 2024	July 1, 2023
	(In millions)
Net cash from operating activities	$1,561	$2,631
Net cash used in investing activities	(1,882)	(2,400)
Net cash from (used in) financing activities	196	(380)
Effect of changes in exchange rates	(5)	2
Net cash decrease	$(130)	$(147)
Net cash from operating activities. Net cash from operating activities is the sum of (i) net income adjusted for non-cash items and (ii) changes in net working capital. The net cash from operating activities for the first six months of 2024 was $1,561 million, decreasing compared to $2,631 million in the prior-year period mainly due to lower net income.
Net cash used in investing activities. Investing activities used $1,882 million in the first six months of 2024, decreasing compared to $2,400 million used in the prior-year period, mainly due to lower capital expenditures, net of capital grants and other contributions, proceeds from matured marketable securities, partially offset by higher purchases of marketable securities.
Net cash from (used in) financing activities. Net cash from financing activities was $196 million for the first six months of 2024, compared to net cash used in financing activities of $380 million in the first six months of 2023, and consisted mainly of $300 million proceeds from long-term debt corresponding to the drawdown of the second tranche under our existing €600M credit facility with the EIB, $295 million proceeds from advances on capital grants, partially offset by $175 million repurchase of common stock, $121 million of dividends paid to stockholders and $95 million repayment of financial debt.
Net Capex and Free Cash Flow (non-U.S. GAAP measures)
We present Net Capex as a non-U.S. GAAP measure, to take into consideration the effect of advances from capital grants received on prior periods allocated to property, plant and equipment in the reporting period. Net Capex is reported as part of our Free Cash Flow (non-U.S. GAAP measure).
Net Capex, a non-U.S. GAAP measure, is defined as (i) Payment for purchase of tangible assets, as reported plus (ii) Proceeds from sale of tangible assets, as reported plus (iii) Proceeds from capital grants and other contributions, as reported plus (iv) Advances from capital grants allocated to property, plant and equipment in the reporting period.
We believe Net Capex provides useful information for investors and management because annual capital expenditures budget includes the effect of capital grants. Our definition of Net Capex may differ from definitions used by other companies.

	Three Months ended	Six Months ended
	June 29, 2024	June 29, 2024	July 1, 2023
	(In millions)
Payment for purchase of tangible assets, as reported	$(690)	$(1,835)	$(2,204)
Proceeds from sale of tangible assets, as reported	1	3	6
Proceeds from capital grants and other contributions, as reported	143	292	37
Advances from capital grants allocated to property, plant and equipment	18	45	—
Net Capex	$(528)	$(1,495)	$(2,161)
We also present Free Cash Flow, which is a non-U.S. GAAP measure, defined as (i) net cash from operating activities plus (ii) net Capex plus (iii) payment for purchase (and proceeds from sale) of intangible and financial assets and (iv) net cash paid for business acquisitions, if any.
We believe Free Cash Flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operations.
Free Cash Flow reconciles with the total cash flow and the net cash increase (decrease) by including the payment for purchases of (and proceeds from matured) marketable securities and net investment in (and proceeds from) short-term deposits, the net cash from (used in) financing activities and the effect of changes in exchange rates while excluding the advances from capital grants received in prior periods allocated to property, plant and equipment in the reporting period. Our definition of Free Cash Flow may differ from definitions used by other companies.
Free Cash Flow is determined from our unaudited interim consolidated statements of cash flows as follows:

	Three Months ended	Six Months ended
	June 29, 2024	June 29, 2024	July 1, 2023
	(In millions)
Net cash from operating activities	$702	$1,561	$2,631
Net Capex	(528)	(1,495)	(2,161)
Payment for purchase of intangible assets, net of proceeds from sale	(15)	(41)	(46)
Payment for purchase of financial assets, net of proceeds from sale	—	—	(8)
Free Cash Flow (non-U.S. GAAP measure)	$159	$25	$416
Free Cash Flow was positive $25 million in the first six months of 2024, compared to positive $416 million in the prior-year period.
Net Financial Position and Adjusted Net Financial Position (non-U.S. GAAP measures)
Our Net Financial Position represents the difference between our total liquidity and our total financial debt. Our total liquidity includes cash and cash equivalents, short-term deposits and marketable securities, and our total financial debt includes short-term debt and long-term debt, as reported in our consolidated balance sheets. Adjusted Net Financial Position represents net financial position less advances from capital grants, to present the effect on total liquidity of advances received on capital grants for which capital expenditures have not been incurred yet. Net Financial Position and Adjusted Net Financial Position are not U.S. GAAP measures, but we believe they provide useful information for investors and management because they give evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash and cash equivalents, restricted cash, if any, short-term deposits and marketable securities and the total level of our financial debt. Our definition of Net Financial Position may differ from definitions used by other companies and therefore comparability may be limited. Our Net Financial Position and Adjusted Net Financial Position for each period have been determined from our consolidated balance sheets as follows:

	As of
	June 29, 2024	December 31, 2023	July 1, 2023
	(In millions)
Cash and cash equivalents	$3,092	$3,222	$3,111
Short-term deposits	975	1,226	106
Marketable securities	2,218	1,635	1,346
Total liquidity	6,285	6,083	4,563
Short-term debt	(236)	(217)	(176)
Long-term debt	(2,850)	(2,710)	(2,473)
Total financial debt	(3,086)	(2,927)	(2,649)
Net Financial Position (non-U.S. GAAP measure)	$3,199	$3,156	$1,914
Advances from capital grants	(402)	(152)	—
Adjusted Net Financial Position (non-U.S. GAAP measure)	$2,797	$3,004	$1,914
Our Net Financial Position as of June 29, 2024, was $3,199 million, increasing compared to $3,156 million and $1,914 million as of December 31, 2023 and July 1, 2023 respectively.
Cash and cash equivalents amounted to $3,092 million as of June 29, 2024.
Short-term deposits amounted to $975 million as of June 29, 2024 and consisted of available liquidity with maturity over three months and below one year.
Marketable securities amounted to $2,218 million and consisted of U.S. Treasury Bonds and U.S. Treasury Bills classified as available-for-sale financial assets.

Financial debt was $3,086 million as of June 29, 2024 and was composed of (i) $236 million of short-term debt and (ii) $2,850 million of long-term debt. The breakdown of our total financial debt included (i) $1,280 million in EIB loans, (ii) $244 million in CDP SpA loans, (iii) $1,497 million in our 2020 Senior Unsecured Convertible Bonds, (iv) $61 million in finance leases, and (v) $4 million in loans from other funding programs.
The EIB loans are comprised of three long-term amortizing credit facilities as part of R&D funding programs. The first, signed in August 2017, is a €500 million loan, in relation to R&D and capital expenditures in the European Union, fully drawn in Euros, of which $267 million was outstanding as of June 29, 2024. The second one, signed in 2020, is a €500 million credit facility agreement with EIB to support R&D and capital expenditure programs in Italy and France. The amount was fully drawn in Euros representing $392 million outstanding as of June 29, 2024. In 2022, we signed a third long-term amortizing credit facility with EIB of €600 million, out of which, €300 million was withdrawn in Euros and $300 million in U.S Dollars, representing $621 million outstanding as of June 29, 2024.
The CDP SpA loans are comprised of two long-term credit facilities. The first, signed in 2021, is a €150 million loan, fully drawn in Euros, of which $80 million were outstanding as of June 29, 2024. The second one, signed in 2022, is a €200 million loan, fully drawn in Euros, of which $164 million were outstanding as of June 29, 2024.
On August 4, 2020, we issued a $1.5 billion offering of senior unsecured convertible bonds convertible into new or existing ordinary shares of the Company. The 2020 Senior Unsecured Convertible Bonds were issued in two $750 million principal amount tranches, Tranche A with a maturity of 5 years (47.5% conversion premium, negative 1.12% yield to maturity, 0% coupon) and Tranche B with a maturity of 7 years (52.5% conversion premium, negative 0.63% yield to maturity, 0% coupon). The conversion price is $43.62 on Tranche A and $45.10 on Tranche B. The 2020 Senior Unsecured Convertible Bonds are convertible by the bondholders if certain conditions are satisfied, on a net-share settlement basis, except if we elect a full-cash or a full-share conversion as an alternative settlement. Proceeds from the issuance of the bonds, net of $10 million transaction costs, amounted to $1,567 million. Long-term debt as of June 29, 2024 was reported at $1,497 million which reflects the nominal value of the 2020 senior unsecured convertible bonds less $3 million unamortized debt issuance costs.
Our long-term debt contains standard conditions but does not impose minimum financial ratios. We had unutilized committed medium-term credit facilities with core relationship banks totaling $691 million as of June 29, 2024.
As of June 29, 2024, debt payments at redemption value by period were as follows:

	Payments Due by Period
	Total	2024	2025	2026	2027	2028	Thereafter
	(In millions)
Long-term debt (including current portion)	$3,089	$236	$985	$233	$957	$214	$464
In the above table, our 2020 Senior Unsecured Convertible Bonds are presented at their principal amount with original maturity date of 2025 for Tranche A and 2027 for Tranche B, in line with contractual terms.
Our current ratings with the two major rating agencies that report on us on a solicited basis, are as follows: S&P: “BBB+” with stable outlook; Moody’s: “Baa1” with positive outlook.
Financial Outlook: Capital Investment
Our policy is to modulate our capital spending according to the evolution of the semiconductor market. We plan our Net Capex (non-U.S. GAAP measure) plan for 2024 at about $2.5 billion focusing on our strategic manufacturing initiatives.
A large portion of Net Capex1 will be devoted to support our strategic programs, selected capacity additions and mix change in our manufacturing footprint, in particular for our wafer fabs:
•the increase capacity for silicon carbide products in our Catania and Singapore fabs;

•the ramp-up of a new integrated silicon carbide substrate manufacturing facility in Catania for the production in volume of 150mm, moving to 200mm, silicon carbide epitaxial substrates;
•the creation of new 200mm silicon carbide device manufacturing joint venture with Sanan Optoelectronics in Chongqing, China;
•the ramp-up of our new 300mm wafer fab in Agrate, Italy, to support mixed signal technologies and then phase-in smart power technologies and embedded-non-volatile memory at a later stage;
•digital 300mm in Crolles, France, to extend the cleanroom and support production ramp-up of our main runner technologies;
•certain selected programs of capacity growth in some of our most advanced 200mm fabs, including the analog 200mm fab in Singapore.
The most important 2024 capital investments for our back-end facilities will be: (i) capacity growth on certain package families, including PLP / Direct Copper Interconnect technology and automotive related packages, (ii) the new generation of Intelligent Power Modules for Automotive and Industrial applications, and (iii) specific investments in innovative assembly processes and test operations.
The remaining part of our capital investment plan covers the overall maintenance and efficiency improvements of our manufacturing operations and infrastructure, R&D activities, laboratories as well as the execution of our carbon neutrality programs.
We will continue to invest to support revenues growth and new products introduction, taking into consideration factors such as trends in the semiconductor industry, capacity utilization and our goal to become carbon neutral by 2027 on scope 1 and 2 and partially scope 3. We expect to need significant financial resources in the coming years for capital expenditures and for our investments in manufacturing and R&D. We plan to fund our capital requirements with cash provided by operating activities, available funds and support from third parties, and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuance of debt, convertible bonds or additional equity securities. A substantial deterioration of our economic results, and consequently of our profitability, could generate a deterioration of the cash generated by our operating activities. Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in prior-years to fund our capital expenditure plans for expanding/upgrading our production facilities, our working capital requirements, our R&D and manufacturing costs.
We believe that we have the financial resources needed to meet our currently projected business requirements for the next twelve months, including capital expenditures for our manufacturing activities, working capital requirements, approved dividend payments, share buy-backs as part of our current repurchase program and the repayment of our debt in line with maturity dates.
We will now drive the Company based on a revised plan for 2024 revenues in the range of $13.2 billion to $13.7 billion. Within this plan, we expect a gross margin of about 40%.
Contractual Obligations, Commercial Commitments and Contingencies
Our contractual obligations, commercial commitments and contingencies are mainly comprised of: long-term purchase commitments for material, equipment and software license, take-or-pay type of agreements to outsource wafers from foundries, and firm contractual commitments related to power purchase and minimum energy efficiency, as part of our actions to become carbon neutral by 2027 on scope 1 and 2 and partially scope 3, commercial agreements with customers, long term debt obligations, pension obligations and other long-term liabilities.
Off-Balance Sheet Arrangements
We had no material off-balance sheet arrangements as of June 29, 2024.
Impact of Recently Issued U.S. Accounting Standards
See Note 5 Recent Accounting Pronouncements to our Consolidated Financial Statements.

Backlog and Customers
During the second quarter of 2024, our booking plus net frame orders decreased compared to the first quarter of 2024. We entered the third quarter of 2024 with a backlog lower than the level we had when entering in the second quarter of 2024. Backlog (including frame orders) is subject to possible cancellation, push back and lower ratio of frame orders being translated into firm orders and, thus, it is not necessarily indicative of the amount of billings or growth to be registered in subsequent periods.
There is no guarantee that any customer will continue to generate revenues for us at the same levels as in prior periods. If we were to lose one or more of our key customers, or if they were to significantly reduce their bookings, not confirm planned delivery dates on frame orders in a significant manner or fail to meet their payment obligations, our operating results and financial condition could be adversely affected.
Disclosure Controls and Procedures
Evaluation
Our management, including the CEO and CFO, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (“Disclosure Controls”) as of the end of the period covered by this report. Disclosure Controls are controls and procedures designed to reasonably assure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934, (as amended, the “Exchange Act”), such as this periodic report, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure Controls are also designed to reasonably assure that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Our quarterly evaluation of Disclosure Controls includes an evaluation of certain components of our internal control over financial reporting, and internal control over financial reporting is also separately evaluated on an annual basis.
The evaluation of our Disclosure Controls included a review of the controls’ objectives and design, our implementation of the controls and their effect on the information generated for use in this periodic report. In the course of the controls evaluation, we reviewed identified data errors, errors in process flow or delay in communication, control problems and sought to confirm that appropriate corrective actions, including process improvements, were being undertaken. This type of evaluation is performed at least on a quarterly basis so that the conclusions of management, including the CEO and CFO, concerning the effectiveness of the Disclosure Controls can be reported in our periodic reports on Form 6-K and Form 20-F. The components of our Disclosure Controls are also evaluated on an ongoing basis by our Internal Audit Department, which reports directly to our Audit Committee. The overall goals of these various evaluation activities are to monitor our Disclosure Controls, and to modify them as necessary. Our intent is to maintain the Disclosure Controls as dynamic systems that change as conditions warrant.
Based upon the controls evaluation, our CEO and CFO have concluded that, as of the end of the period covered by this periodic report, our Disclosure Controls were effective.
Changes in Internal Control over Financial Reporting
There were no changes to our internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Limitations on Effectiveness of Controls
No system of internal control over financial reporting, including one determined to be effective, may prevent or detect all misstatements. It can provide only reasonable assurance regarding financial statement preparation and presentation. Also, projections of the results of any evaluation of the effectiveness of internal control over financial reporting into future periods are subject to inherent risk that the relevant controls may become inadequate due to changes in circumstances or that the degree of compliance with the underlying policies or procedures may deteriorate.

Other Reviews
We have sent this report to our Audit Committee, which had an opportunity to raise questions with our management and independent auditors before we submitted it to the Securities and Exchange Commission.
Cautionary Note Regarding Forward-Looking Statements
Some of the statements contained in this Form 6-K that are not historical facts, particularly in “Business Overview” and in “Liquidity and Capital Resources—Financial Outlook: Capital Investment”, are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements due to, among other factors:
•Changes in global trade policies, including the adoption and expansion of tariffs and trade barriers, that could affect the macro-economic environment and adversely impact the demand for our products;
•Uncertain macro-economic and industry trends (such as inflation and fluctuations in supply chains), which may impact production capacity and end-market demand for our products;
•Customer demand that differs from projections;
•The ability to design, manufacture and sell innovative products in a rapidly changing technological environment;
•Changes in economic, social, public health, labor, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macro-economic or regional events, geopolitical and military conflicts, social unrest, labor actions, or terrorist activities;
•Unanticipated events or circumstances, which may impact our ability to execute our plans and/or meet the objectives of our R&D and manufacturing programs, which benefit from public funding;
•Financial difficulties with any of our major distributors or significant curtailment of purchases by key customers;
•The loading, product mix, and manufacturing performance of our production facilities and/or our required volume to fulfill capacity reserved with suppliers or third-party manufacturing providers;
•Availability and costs of equipment, raw materials, utilities, third-party manufacturing services and technology, or other supplies required by our operations (including increasing costs resulting from inflation);
•The functionalities and performance of our IT systems, which are subject to cybersecurity threats and which support our critical operational activities including manufacturing, finance and sales, and any breaches of our IT systems or those of our customers, suppliers, partners and providers of third-party licensed technology;
•Theft, loss, or misuse of personal data about our employees, customers, or other third parties, and breaches of data privacy legislation;
•The impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;
•Changes in our overall tax position as a result of changes in tax rules, new or revised legislation, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;
•Variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;

•The outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;
•Product liability or warranty claims, claims based on epidemic or delivery failure, or other claims relating to our products, or recalls by our customers for products containing our parts;
•Natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, the effects of climate change, health risks and epidemics or pandemics in locations where we, our customers or our suppliers operate;
•Increased regulation and initiatives in our industry, including those concerning climate change and sustainability matters and our goal to become carbon neutral by 2027 on scope 1 and 2 and partially scope 3;
•Epidemics or pandemics, which may negatively impact the global economy in a significant manner for an extended period of time, and could also materially adversely affect our business and operating results;
•Industry changes resulting from vertical and horizontal consolidation among our suppliers, competitors, and customers; and
•The ability to successfully ramp up new programs that could be impacted by factors beyond our control, including the availability of critical third-party components and performance of subcontractors in line with our expectations.
Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward-looking terminology, such as “believes”, “expects”, “may”, “are expected to”, “should”, “would be”, “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.
Some of these risks are set forth and are discussed in more detail in “Item 3. Key Information - Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2023 as filed with the Securities and Exchange Commission (“SEC”) on February 22, 2024. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in our Form 20-F as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this Form 6-K to reflect subsequent events or circumstances.
Unfavorable changes in the above or other risks or uncertainties listed under “Item 3. Key Information - Risk Factors” from time to time in our SEC filings, could have a material adverse effect on our business.

STMICROELECTRONICS N.V.
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME

	Three Months ended
	(Unaudited)
In million of U.S. dollars except per share amounts	June 29, 2024	July 1, 2023
Net sales	3,227	4,320
Other revenues	5	6
Net revenues	3,232	4,326
Cost of sales	(1,936)	(2,207)
Gross profit	1,296	2,119
Selling, general and administrative expenses	(419)	(414)
Research and development expenses	(535)	(555)
Other income and expenses, net	33	(4)
Operating income	375	1,146
Interest income, net	51	33
Other components of pension benefit costs	(4)	(5)
Loss on financial instruments, net	(1)	—
Income before income taxes and noncontrolling interest	421	1,174
Income tax expense	(67)	(171)
Net income	354	1,003
Net income attributable to noncontrolling interest	(1)	(2)
Net income attributable to parent company stockholders	353	1,001

Earnings per share (Basic) attributable to parent company's stockholders	0.39	1.11
Earnings per share (Diluted) attributable to parent company's stockholders	0.38	1.06

The accompanying notes are an integral part of these unaudited consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME

	Six Months ended
	(Unaudited)
In million of U.S. dollars except per share amounts	June 29, 2024	July 1, 2023
Net sales	6,670	8,561
Other revenues	27	12
Net revenues	6,697	8,573
Cost of sales	(3,958)	(4,344)
Gross profit	2,739	4,229
Selling, general and administrative expenses	(844)	(808)
Research and development expenses	(1,063)	(1,060)
Other income and expenses, net	93	(14)
Operating income	925	2,347
Interest income, net	111	70
Other components of pension benefit costs	(8)	(9)
Loss on financial instruments, net	(1)	—
Income before income taxes and noncontrolling interest	1,027	2,408
Income tax expense	(159)	(359)
Net income	868	2,049
Net income attributable to noncontrolling interest	(3)	(4)
Net income attributable to parent company's stockholders	865	2,045

Earnings per share (Basic) attributable to parent company's stockholders	0.96	2.27
Earnings per share (Diluted) attributable to parent company's stockholders	0.92	2.16

The accompanying notes are an integral part of these unaudited consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended
	(Unaudited)
In million of U.S. dollars	June 29, 2024	July 1, 2023
Net income	354	1,003
Other comprehensive income (loss), net of tax

Derivative instruments:
Change in fair value of cash-flow hedge	(19)	(16)
Reclassification for net (gains)/losses realized and included in net income	5	(10)
Total change in unrealized gains/losses on cash-flow hedge	(14)	(26)

Available-for-sale debt securities:
Change in fair value of available-for-sale debt securities	—	(14)
Reclassification for net (gains)/losses realized and included in net income	—	—
Total change in unrealized gains/losses on available-for sale debt securities	—	(14)

Defined benefit plans:
Actuarial gains/(losses) arising during the period	—	—
Amortization of actuarial (gains)/losses included in net income	2	2
Total change in unrealized gains/losses on defined benefit plans	2	2

Change in foreign currency translation	(35)	(3)

Other comprehensive income (loss), net of tax	(47)	(41)
Total comprehensive income	307	962
Less: comprehensive income (loss) attributable to noncontrolling interest	1	2
Total comprehensive income attributable to parent company's stockholders	306	960

The accompanying notes are an integral part of these unaudited consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Six months ended
	(Unaudited)
In million of U.S. dollars	June 29, 2024	July 1, 2023
Net income	868	2,049
Other comprehensive income (loss), net of tax

Derivative instruments:
Change in fair value of cash-flow hedge	(57)	11
Reclassification for net (gains)/losses realized and included in net income	(5)	(27)
Total change in unrealized gains/losses on cash-flow hedge	(62)	(16)

Available-for-sale debt securities:
Change in fair value of available-for-sale debt securities	(7)	(5)
Reclassification for net (gains)/losses realized and included in net income	—	—
Total change in unrealized gains/losses on available-for sale debt securities	(7)	(5)

Defined benefit plans:
Actuarial gains/(losses) arising during the period	(3)	—
Amortization of actuarial (gains)/losses included in net income	4	5
Total change in unrealized gains/losses on defined benefit plans	1	5

Change in foreign currency translation	(124)	61

Other comprehensive income (loss), net of tax	(192)	45
Total comprehensive income	676	2,094
Less: comprehensive income (loss) attributable to noncontrolling interest	3	4
Total comprehensive income attributable to parent company's stockholders	673	2,090

The accompanying notes are an integral part of these unaudited consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS

In million of U.S. dollars, except share amounts	June 29, 2024	December 31, 2023
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	3,092	3,222
Short-term deposits	975	1,226
Marketable securities	2,218	1,635
Trade accounts receivable, net	1,708	1,731
Inventories	2,810	2,698
Other current assets	1,066	1,295
Total current assets	11,869	11,807
Goodwill	296	303
Other intangible assets, net	353	367
Property, plant and equipment, net	10,869	10,554
Non-current deferred tax assets	575	592
Long-term investments	20	22
Other non-current assets	924	808
Total assets	24,906	24,453

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Short-term debt	236	217
Trade accounts payable	1,577	1,856
Other payables and accrued liabilities	1,344	1,525
Dividends payable to stockholders	257	54
Accrued income tax	131	78
Total current liabilities	3,545	3,730
Long-term debt	2,850	2,710
Post-employment benefit obligations	375	372
Long-term deferred tax liabilities	37	54
Other long-term liabilities	951	735
Total liabilities	7,758	7,601
Commitment and contingencies
Stockholders' equity:
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 par value, 1,200,000,000 shares authorized, 911,281,920 shares issued, 903,230,622 shares outstanding as of June 29, 2024)	1,157	1,157
Additional paid-in capital	2,985	2,866
Retained earnings	12,813	12,470
Accumulated other comprehensive income	421	613
Treasury stock	(354)	(377)
Total parent company stockholders' equity	17,022	16,729
Noncontrolling interest	126	123
Total stockholders' equity	17,148	16,852
Total liabilities and stockholders' equity	24,906	24,453

The accompanying notes are an integral part of these unaudited consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF EQUITY

In million of U.S. dollars

	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non controlling Interest	Total Equity
Balance as of April 1, 2023 (Unaudited)	1,157	2,693	(352)	9,754	546	67	13,865
Repurchase of common stock			(86)				(86)
Stock-based compensation expense		50	197	(197)			50
Comprehensive income:
Net income				1,001		2	1,003
Other comprehensive income (loss), net of tax					(41)		(41)
Comprehensive income							962
Dividends, $0.24 per share				(218)			(218)
Balance as of July 1, 2023 (Unaudited)	1,157	2,743	(241)	10,340	505	69	14,573

	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non controlling Interest	Total Equity
Balance as of March 30, 2024 (Unaudited)	1,157	2,931	(463)	12,982	468	124	17,199
Repurchase of common stock			(89)				(89)
Stock-based compensation expense		54	198	(198)		1	55
Comprehensive income:
Net income				353		1	354
Other comprehensive income (loss), net of tax					(47)		(47)
Comprehensive income							307
Dividends, $0.36 per share				(324)			(324)
Balance as of June 29, 2024 (Unaudited)	1,157	2,985	(354)	12,813	421	126	17,148

The accompanying notes are an integral part of these unaudited consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF EQUITY

In million of U.S. dollars

	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non controlling Interest	Total Equity
Balance as of December 31, 2022 (Audited)	1,157	2,631	(268)	8,713	460	65	12,758
Repurchase of common stock			(173)				(173)
Stock-based compensation expense		112	200	(200)			112
Comprehensive income:
Net income				2,045		4	2,049
Other comprehensive income (loss), net of tax					45		45
Comprehensive income							2,094
Dividends, $0.24 per share				(218)			(218)
Balance as of July 1, 2023 (Unaudited)	1,157	2,743	(241)	10,340	505	69	14,573

	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non controlling Interest	Total Equity
Balance as of December 31, 2023 (Audited)	1,157	2,866	(377)	12,470	613	123	16,852
Repurchase of common stock			(175)				(175)
Stock-based compensation expense		119	198	(198)			119
Comprehensive income:
Net income				865		3	868
Other comprehensive income (loss), net of tax					(192)		(192)
Comprehensive income							676
Dividends, $0.36 per share				(324)			(324)
Balance as of June 29, 2024 (Unaudited)	1,157	2,985	(354)	12,813	421	126	17,148

The accompanying notes are an integral part of these unaudited consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months ended
	(Unaudited)
In million of U.S. dollars	June 29, 2024	July 1, 2023
Cash flows from operating activities:
Net income	868	2,049
Items to reconcile net income and cash flows from operating activities:
Depreciation and amortization	868	751
Amortization of issuance costs on convertible bonds	1	1
Loss on financial instruments, net	1	—
Non-cash stock-based compensation	119	112
Other non-cash items	(107)	(28)
Deferred income tax	4	72
Changes in assets and liabilities:
Trade receivables, net	7	(27)
Inventories	(148)	(437)
Trade payables	147	(79)
Other assets and liabilities, net	(199)	217
Net cash from operating activities	1,561	2,631

Cash flows used in investing activities:
Payment for purchase of tangible assets	(1,835)	(2,204)
Proceeds from capital grants and other contributions	292	37
Proceeds from sale of tangible assets	3	6
Payment for purchase of marketable securities	(1,301)	(660)
Proceeds from matured marketable securities	750	—
Net proceeds from (investment in) short-term deposits	250	475
Payment for purchase of intangible assets	(41)	(46)
Payment for purchase of financial assets	—	(8)
Net cash used in investing activities	(1,882)	(2,400)

Cash flows from (used in) financing activities:
Proceeds from long-term debt	300	—
Repayment of long-term debt	(95)	(93)
Repurchase of common stock	(175)	(173)
Dividends paid to stockholders	(121)	(105)
Payment for withholding tax on vested shares	(5)	(7)
Proceeds from advances on capital grants	295	—
Other financing activities	(3)	(2)
Net cash from (used in) financing activities	196	(380)
Effect of changes in exchange rates	(5)	2
Net cash decrease	(130)	(147)
Cash and cash equivalents at beginning of the period	3,222	3,258
Cash and cash equivalents at end of the period	3,092	3,111

The accompanying notes are an integral part of these unaudited consolidated financial statements

STMicroelectronics N.V.
Notes to Interim Consolidated Financial Statements (Unaudited)
1.The Company
STMicroelectronics N.V. (the “Company”) is registered in the Netherlands with its corporate legal seat in Amsterdam, the Netherlands, and its corporate headquarters located in Geneva, Switzerland.
The Company is a global semiconductor company that designs, develops, manufactures and markets a broad range of products, including discrete and general-purpose components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. In addition, the Company participates in the manufacturing value chain of smartcard products, which includes the production and sale of both silicon chips and smartcards.
2.Fiscal Year
The Company’s fiscal year ends on December 31. Interim periods are established for accounting purposes on a thirteen-week basis.
The Company’s first quarter ended on March 30, the second quarter ended on June 29, its third quarter will end on September 28, and its fourth quarter will end on December 31.
3.Basis of Presentation
The accompanying unaudited interim consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), consistent in all material respects with those applied for the year ended December 31, 2023. The interim financial information is unaudited but reflects all normal adjustments which are, in the opinion of management, necessary to provide a fair statement of results for the periods presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the entire year.
All balances and values in the current and prior periods are in millions of U.S. dollars, except share and per-share amounts.
The accompanying unaudited interim consolidated financial statements do not include certain footnotes and financial disclosures normally required on an annual basis under U.S. GAAP. Therefore, these unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 22, 2024.
4.Use of Estimates
The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions. The primary areas that require significant estimates and judgments by management include, but are not limited to:
•sales allowances for discounts, price protection, product returns and other rebates,
•inventory obsolescence reserves and assessment of normal manufacturing capacity to determine costs capitalized in inventory,
•recognition and measurement of loss contingencies,
•valuation at fair value of assets acquired and liabilities assumed on business acquisitions, and measurement of any contingent consideration,
•annual and trigger-based impairment review of goodwill and intangible assets, as well as the assessment of events which could trigger impairment testing on tangible assets,

•assessment of the Company’s long-lived assets economic useful lives,
•assumptions used in measuring expected credit losses and impairment charges on financial assets,
•assumptions used in assessing the number of awards expected to vest on stock-based compensation plans,
•assumptions used in calculating net defined pension benefit obligations and other long-term employee benefits,
•determination of the amount of tax expected to be paid and tax benefit expected to be received, including deferred income tax assets, valuation allowance and provisions for uncertain tax positions and claims.
The Company bases the estimates and assumptions on historical experience and on various other factors such as market trends, market information used by market participants and the latest available business plans that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. While the Company regularly evaluates its estimates and assumptions, the actual results experienced by the Company could differ materially and adversely from those estimates.
5.Recent Accounting Pronouncements
The Company did not adopt in the first six months of 2024 any new accounting guidance that would have a material impact on its financial position and results of operations.
In November 2023, the FASB issued new guidance related to segment reporting, which requires incremental disclosures about reportable segments, without changing though the definition of a segment or the guidance for determining reportable segments. The new guidance requires disclosures of significant segment expenses that are (i) regularly provided to (or easily computed from information regularly provided to) the chief operating decision maker (“CODM”); (ii) included in the reported measure of segment profit or loss. Moreover, annual disclosures about a reportable segment's profit or loss and assets become mandatory on interim periods. Finally, the title and position of the CODM, together with an explanation of how the CODM uses the reported measures of segment profit or loss in assessing segment performance and deciding how to allocate resources, are also required. The guidance is effective for the Company's 2024 annual reporting and 2025 interim periods onwards. The guidance will be applied retrospectively. The Company will adopt the new guidance when effective and is currently assessing the impact the new guidance will have on its segment reporting.
In December 2023, the FASB issued new guidance related to income taxes, which requires additional disclosures, primarily around disaggregation of income tax paid and specific categories in the income tax rate reconciliation. The guidance is effective for the year ended December 31, 2025, with early adoption permitted. The guidance will be applied prospectively. Retrospective application is permitted. The Company will adopt the new guidance when effective and will amend its annual disclosures accordingly.
6.Other Income and Expenses, Net
Other income and expenses, net consisted of the following:

	Three Months ended		Six Months ended
	June 29, 2024	July 1, 2023	June 29, 2024	July 1, 2023
Public funding	58	27	151	52
Start-up costs	(22)	(34)	(52)	(67)
Exchange gains (losses), net	(1)	3	(2)	3
Patent costs	(1)	(2)	(4)	(5)
Gain on sale of non-current assets	1	4	3	5
Other, net	(2)	(2)	(3)	(2)
Total	33	(4)	93	(14)

The Company receives public funding from governmental bodies in several countries.
Start-up costs represent costs incurred in the ramp-up phase of the Company’s newly integrated manufacturing facilities.
Exchange gains and losses, net represent the portion of exchange rate changes on transactions denominated in currencies other than a subsidiary’s functional currency and the changes in fair value of derivative instruments which are not designated as hedges, as described in Note 28.
Patent costs mainly include legal and attorney fees and payment for claims, patent pre-litigation consultancy and legal fees. They are reported net of settlements, if any, which primarily include reimbursements of prior patent litigation costs.
7.Interest Income, Net
Interest income, net consisted of the following:

	Three Months ended		Six Months ended
	June 29, 2024	July 1, 2023	June 29, 2024	July 1, 2023
Income	76	51	157	98
Expense	(25)	(18)	(46)	(28)
Total	51	33	111	70
Interest income is related to cash and cash equivalents, short-term deposits and marketable securities held by the Company.
8.Income Taxes
Income tax expense is as follows:

	Three Months ended		Six Months ended
	June 29, 2024	July 1, 2023	June 29, 2024	July 1, 2023
Income tax expense	(67)	(171)	(159)	(359)
The annual estimated effective tax rate method was applied, as management believes it provides a reliable estimate of the expected yearly income tax expense on an interim basis. The Company registered an income tax expense of $67 million during the second quarter of 2024, reflecting a 16.9% estimated annual effective tax rate before discrete items at consolidated level, including the estimated impact of Pillar Two taxes for 2024 which represent 0.5% of the estimated annual effective tax rate, applied to the consolidated profit before tax.
At each reporting date, the Company assesses the recoverability of deferred tax assets and all material open income tax positions in all tax jurisdictions to determine any uncertain tax position. The Company uses a two-step process for the evaluation of uncertain tax positions. The first step consists in assessing whether the tax benefit must be recognized. The second step consists in measuring the amount of tax benefit to be recognized on each uncertain tax position. In step one, only tax positions with a sustainability threshold higher than 50% are recognized. In step two, the Company determines the amount of recognizable tax benefit. The measurement methodology in step two is based on a “cumulative probability” approach, resulting in the recognition of the largest amount that is greater than 50% likely of being realized upon settlement with the tax authorities.
9.Earnings per Share
Basic earnings per share (“EPS”) is computed by dividing net income attributable to parent company's stockholders by the weighted average number of common stock outstanding during the reporting period. Diluted EPS is computed using the weighted average number of common stock outstanding and the dilutive effect of equity instruments, such as employee stock awards and the shares underlying the Company’s convertible bonds. The following table shows the computation of basic and diluted EPS.

	Three Months ended		Six Months ended
	June 29, 2024	July 1, 2023	June 29, 2024	July 1, 2023

Basic EPS

Net income attributable to parent company as reported	353	1,001	865	2,045
Weighted average number of shares outstanding	901,490,010	902,233,792	901,636,200	902,573,767

Basic EPS	0.39	1.11	0.96	2.27

Diluted EPS
Net income attributable to parent company as adjusted	353	1,001	865	2,045

Weighted average number of shares outstanding	901,490,010	902,233,792	901,636,200	902,573,767
Dilutive effect of stock awards	5,787,354	8,423,346	6,297,546	8,643,807
Dilutive effect of convertible bonds	33,825,000	33,825,000	33,825,000	33,825,000
Number of shares used in calculating diluted EPS	941,102,364	944,482,138	941,758,746	945,042,574

Diluted EPS	0.38	1.06	0.92	2.16

10.Accumulated Other Comprehensive Income (“AOCI”)
The table below details the changes in AOCI attributable to the Company’s stockholders by component, net of tax, for the six months ended June 29, 2024:

	Gains (Losses) on Cash Flow Hedges	Gains (Losses) on Available- For-Sale Securities	Defined Benefit Pension Plan Items	Foreign Currency Translation Adjustments	Total
December 31, 2023	56	(10)	(95)	644	595
Cumulative tax impact	(8)	1	25	—	18
December 31, 2023, net of tax	48	(9)	(70)	644	613
OCI before reclassifications	(65)	(8)	(4)	(124)	(201)
Amounts reclassified from AOCI	(6)	—	5	—	(1)
OCI for the six months ended June 29, 2024	(71)	(8)	1	(124)	(202)
Tax impact	9	1	—	—	10
OCI for the six months ended June 29, 2024, net of tax	(62)	(7)	1	(124)	(192)
June 29, 2024	(15)	(18)	(94)	520	393
Cumulative tax impact	1	2	25	—	28
June 29, 2024, net of tax	(14)	(16)	(69)	520	421
Items reclassified out of AOCI for the six month period ended June 29, 2024 are listed in the table below:

Details about AOCI components	Amounts reclassified from AOCI	Affected line item in the statement where net income (loss) is presented
Gains (losses) on cash flow hedge derivatives
Foreign exchange derivative contracts	4	Cost of sales
Foreign exchange derivative contracts	—	Selling, general and administrative expenses
Foreign exchange derivative contracts	2	Research and development expenses
	(1)	Income tax benefit (expense)
	5	Net of tax
Defined benefit pension plan items
Amortization of actuarial gains (losses)	(5)	Other components of pension benefit costs(1)
	1	Income tax benefit (expense)
	(4)	Net of tax
Total reclassifications for the period attributable to the Company’s stockholders	1	Net of tax
(1)    These items are included in the computation of net periodic pension cost, as described in Note 23.

11.Short-Term Deposits and Marketable Securities
To optimize the return yield on its short-term investments, the Company has invested $975 million of available cash in short-term deposits as of June 29, 2024, compared to $1,226 million as of December 31, 2023.
The Company also invests available liquidity in marketable securities. Changes in marketable securities, as reported in current assets on the consolidated balance sheet as of June 29, 2024, are detailed in the table below:

	December 31, 2023	Purchase	Accretion	Proceeds at maturity	Change in fair value included in OCI* for available-for-sale marketable securities	June 29, 2024
U.S. Treasury debt securities	1,635	1,301	40	(750)	(8)	2,218
Total	1,635	1,301	40	(750)	(8)	2,218
* Other Comprehensive Income
In the first six months of 2024, the Company invested $1,301 million available cash in U.S. Treasury bonds and U.S. Treasury bills. The debt securities have a rating of Aaa/AA+/AA+ from Moody’s, S&P and Fitch, respectively, with a weighted average maturity of 1.22 years. The debt securities are reported as current assets on the line “Marketable securities” on the consolidated balance sheet as of June 29, 2024, since they represent investments of funds available for current operations. The Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of the amortized cost basis. The bonds are classified as available-for-sale financial assets and recorded at fair value as of June 29, 2024. The fair value measurement corresponds to a Level 1 fair value hierarchy measurement. The aggregate amortized cost basis of these securities totaled $2,236 million as of June 29, 2024.
Marketable securities totaling $1,100 million at principal amount were transferred to financial institutions as part of short-term securities lending transactions, in compliance with corporate policies. The Company, acting as the securities lender, does not hold any collateral in these unsecured securities lending transactions. The Company retains effective control on the transferred securities.
The below table details debt securities that were in an unrealized loss position for less than 12 months or more than 12 months as of June 29, 2024:

	June 29, 2024
	Less than 12 months		More than 12 months		Total
Description	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury Bonds	929	1	590	18	1,519	19
Total	929	1	590	18	1,519	19
Debt securities that were in an unrealized gain position as of June 29, 2024, were reported at a fair value of $699 million with an unrealized gain of $2 million.

12.Trade Accounts Receivable, Net
Trade accounts receivable, net consists of the following:

	As of	As of
	June 29, 2024	December 31, 2023
Trade accounts receivable	1,726	1,750
Current expected credit losses allowance	(18)	(19)
Total	1,708	1,731
The Company uses a lifetime expected losses allowance for all trade receivables based on failure rates, as applied to the gross amounts of trade accounts receivable. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the Company’s customers to settle the receivables. In addition to the factors already embedded in the failure rates, as applied to trade accounts receivable, the Company has identified cyclicality and uncertainties around continued growth for the semiconductor industry and its serviceable available market to be the most relevant factors. These macroeconomic factors are weighted into different economic scenarios, in line with estimates and methodologies applied by other business entities, including financial institutions.
Adjustments to the expected credit losses allowance, if any, are reported in the line “Selling, general and administrative expenses” in the consolidated statements of income. The Company did not report any significant changes to the expected credit losses allowance during the first six months of 2024 and 2023.
13.Inventories
Inventories consists of the following:

	As of	As of
	June 29, 2024	December 31, 2023
Raw materials	341	298
Work-in-process	1,729	1,745
Finished products	740	655
Total	2,810	2,698

14.Other Current Assets
Other current assets consists of the following:

	As of	As of
	June 29, 2024	December 31, 2023
Public funding receivables	488	651
Taxes and other government receivables	199	241
Advances and prepayments	205	180
Loans and deposits	13	10
Interest receivable	47	27
Derivative instruments (Note 28)	11	58
Other current assets	103	128
Total	1,066	1,295
The Company participates in public funding programs in several jurisdictions associated with research, development, innovation and other first industrialization deployment activities. Public funding receivables for which collection is expected within twelve months totaled $488 million and $651 million as of June 29, 2024 and December 31, 2023 respectively, of which $147 million and $312 million of capital grants related to capital investment projects in France and Italy.
Taxes and other government receivables mainly include receivables related to value-added tax, primarily in European tax jurisdictions.
Advances and prepayments include prepaid amounts associated with multi-annual supply and service agreements.
The Company applies a current expected credit losses model on all financial assets measured at amortized cost, including deposits, loans and receivables. The major portion of other current assets to which this model applies corresponds to government receivables. Due to the existing history of zero-default on receivables originated by governments, the expected credit losses are assumed to be not significant as of June 29, 2024 and December 31, 2023. Other current assets presented in the table above within the lines “Loans and deposits” and “Other current assets” are composed of amounts not deemed at exposure of default. Consequently, no loss allowance was reported on those current assets as of June 29, 2024 and December 31, 2023.
15.Goodwill
On January 10, 2024, the Company announced a new organization to deliver enhanced product development innovation and efficiency, time-to-market, as well as customer focus by end-market. This new organization implied a change in segment reporting, as described in Note 31. Goodwill was allocated to the new reportable segments, with comparative information adjusted accordingly.
Goodwill allocated to the new reportable segments and changes in the carrying amount of goodwill were as follows:

	AM&S	P&D	MCU	D&RF	Total
December 31, 2023	2	76	215	10	303
Write-off	(1)	—	—	—	(1)
Foreign currency translation	—	(3)	(3)	—	(6)
June 29, 2024	1	73	212	10	296

16.Other Intangible Assets, net
Other intangible assets, net consists of the following:

June 29, 2024	Gross Value	Accumulated Amortization	Net Amount
Technologies & licenses	770	(573)	197
Purchased & internally developed software	489	(397)	92
Technologies in progress	64	—	64
Total	1,323	(970)	353

December 31, 2023	Gross Value	Accumulated Amortization	Net Amount
Technologies & licenses	764	(547)	217
Purchased & internally developed software	471	(377)	94
Technologies in progress	56	—	56
Total	1,291	(924)	367
Fully amortized intangible assets that are no longer in use have been removed from the above tabular presentation. Comparative periods have been adjusted accordingly.

The line “Technologies in progress” in the table above also includes internally developed software under construction and software not ready for their intended use.
Amortization expense related to intangible assets subject to amortization was $51 million and $52 million for the first six months of 2024 and 2023, respectively.
Estimated future amortization expense related to intangible assets as of June 29, 2024, is as follows:

Year
Remainder of 2024	60
2025	97
2026	69
2027	37
2028	21
Thereafter	69
Total	353

17.Property, Plant and Equipment, net
Property, plant and equipment, net consists of the following:

June 29, 2024	Gross Value	Accumulated Depreciation	Net Amount
Land	118	—	118
Buildings	1,344	(610)	734
Facilities & leasehold improvements	4,411	(3,126)	1,285
Machinery and equipment	21,931	(15,418)	6,513
Computer and R&D equipment	409	(330)	79
Operating lease right-of-use assets	415	(141)	274
Finance lease right-of-use assets	65	(9)	56
Other tangible assets	117	(95)	22
Construction in progress	1,788	—	1,788
Total	30,598	(19,729)	10,869

December 31, 2023	Gross Value	Accumulated Depreciation	Net Amount
Land	118	—	118
Buildings	1,306	(606)	700
Facilities & leasehold improvements	4,346	(3,117)	1,229
Machinery and equipment	21,486	(15,139)	6,347
Computer and R&D equipment	421	(330)	91
Operating lease right-of-use assets	431	(153)	278
Finance lease right-of-use assets	68	(7)	61
Other tangible assets	115	(97)	18
Construction in progress	1,712	—	1,712
Total	30,003	(19,449)	10,554
“Construction in progress” includes property, plant and equipment under construction and equipment under qualification that are not ready for their intended use.

The depreciation charge was $817 million and $699 million for the first six months of 2024 and 2023, respectively.
In 2023 the Company and Sanan Optoelectronics jointly created SANAN, STMicroelectronics Co., Ltd. (“SST JV”), as described in Note 19. SST JV has been identified as a VIE for which the Company is the primary beneficiary. As such, SST JV was fully consolidated as of June 29, 2024 and December 31, 2023. As of June 29, 2024, a total amount of $134 million, net of $68 million capital grants ($38 million, net of $13 million capital grants as of December 31, 2023), was reported as “Property, plant and equipment, net” on the consolidated balance sheets.
The Company reports $668 million and $620 million of capital grants as a reduction of property, plant and equipment, net, on the balance sheet as of June 29, 2024 and December 31, 2023, respectively, in relation to the funding schemes associated with the capacity expansion in one of its manufacturing facilities in France and its new silicon carbide manufacturing activities in Italy. Capital grants totaling $241 million were received in cash in the first six months of 2024 and reported as cash inflows from investing activities in the consolidated statement of cash flows for the six months ended June 29, 2024. A $20 million grant income was recognized as compensation of the corresponding depreciation expense in the first six months of 2024 as part of these capital funding schemes.
18.Leases
The Company leases land, buildings, cars and certain equipment (including IT equipment) which have remaining lease terms between less than one year and 49 years.
Operating and finance leases consist of the following:

	As of	As of
	June 29, 2024	December 31, 2023
Right-of-use assets
Operating leases	274	278
Finance leases	56	61
Total right-of-use assets	330	339
Lease liabilities
Current	63	68
Operating leases	57	58
Finance leases	6	10
Non-current	235	243
Operating leases	180	188
Finance leases	55	55
Total lease liabilities	298	311
Lease liability maturities as of June 29, 2024 are as follows (in millions):

	Operating Leases	Finance Leases	June 29, 2024
2024	35	5	40
2025	58	6	64
2026	42	6	48
2027	28	28	56
2028	23	2	25
Thereafter	104	30	134
Total future undiscounted cash outflows	290	77	367
Effect of discounting	(53)	(16)	(69)
Total lease liabilities	237	61	298
Operating and finance lease terms and discount rates are as follows:

	As of	As of
	June 29, 2024	December 31, 2023
Weighted average remaining lease term (in years) – operating leases	8.54	8.94
Weighted average remaining lease term (in years) – finance leases	9.98	10.24
Weighted average discount rate – operating lease	3.76%	3.61%
Weighted average discount rate – finance lease	3.82%	3.82%
Operating and finance lease cost and cash paid are as follows:

	Six Months ended
	June 29, 2024	July 1, 2023
Operating lease cost	37	34
Finance lease cost
Amortization of right-of-use assets	2	3
Interest	1	2
Operating lease cash paid	40	34
Finance lease cash paid	5	3

Right-of-use assets obtained in exchange for new operating and finance lease liabilities in the first six months of 2024 and 2023 are as follows:

	Six Months ended
	June 29, 2024	July 1, 2023
Operating leases	32	57
Finance leases	—	7
19.Long-Term Investments and Variable Interest Entities (“VIE”)

	As of	As of
	June 29, 2024	December 31, 2023
Long-term investments	20	22
Total	20	22
Long-term investments are equity securities with no readily determinable fair value for which the Company has elected to apply the cost method as a measurement alternative. Long-term investments include a $9 million interest in DNP Photomask Europe S.p.A.

In 2023, the Company paid $10 million to acquire a minor equity stake in a start up. The investment is related to the development of Silicon Photonics technology for the RF Communications business.
In 2023, the Company and Sanan Optoelectronics jointly created SST JV for high-volume 200mm Silicon Carbide (“SiC”) device manufacturing activities in China. The purpose of the joint venture is to support the rising demand for the Company's SiC devices for car electrification and industrial power and energy applications in China. With the creation and future operations of SST JV, the Company seeks to create a fully integrated vertical value chain aiming at serving the Chinese electrification market. Sanan Optoelectronics will build a separate 200mm SiC substrate manufacturing facility to fulfill SST JV's needs. SST JV will produce SiC devices exclusively for the Company, using the Company's proprietary SiC manufacturing process technology and know how and serving as a dedicated foundry to support the Company's demand for Chinese customers.
The Company has identified SST JV as a VIE, primarily based on the disproportionality between its 49% equity interest rights and its economic interest and operating role in the joint venture. Indeed the significant activities of SST JV involve or are conducted on behalf of the Company as the sole customer of the joint venture. Moreover, through its key role in the successful process qualification and future manufacturing efficiency based on its SiC manufacturing process technology, the Company has the power to control the activities that most significantly impact SST JV's future economic performance. Consequently, the Company has a controlling financing interest in SST JV and is the primary beneficiary of the VIE. As the primary beneficiary of SST JV, the Company fully consolidates the VIE, with the recognition of 51% noncontrolling interest in the consolidated statement of equity amounting to $52 million as of June 29, 2024 and December 31, 2023.
20.Other Non-Current Assets
Other non-current assets consists of the following:

	As of	As of
	June 29, 2024	December 31, 2023
Equity securities	34	31
Public funding receivables	407	210
Taxes and other government receivables	27	22
French research tax credit receivable	178	246
Defined benefit plans (Note 23)	21	15
Prepayments and deposits to third parties	208	224
Derivative instruments (Note 28)	—	2
Other non-current assets	49	58
Total	924	808

In the first half of 2024, the Company signed a new public funding scheme for research, development, innovation and first industrial deployment activities.
From time to time, the Company enters into factoring transactions to accelerate the realization in cash of certain non-current assets. As of June 29, 2024, $89 million of receivables from government agencies were sold without recourse, with a financial cost of $4 million, as compared to $116 million receivables sold without recourse in the year-ago period, with a financial cost of $5 million.
Prepayments and deposits to third parties include receivables related to long-term supply agreements involving purchase of raw materials, capacity commitments, cloud-hosting arrangements, and other services.
The major portion of other non-current assets to which the expected credit loss model applies are long-term State receivables. Due to the existing history of zero-default on receivables originated by governments, the expected credit losses are assumed to be negligible as of June 29, 2024, and December 31, 2023. Other non-current assets presented in the table above on the line “Other non-current assets” are composed of individually not significant amounts not deemed to have exposure of default. Consequently, no significant expected credit loss allowance was reported on other non-current assets at reporting date.

21.Other Payables and Accrued Liabilities
Other payables and accrued liabilities consists of the following:

	As of	As of
	June 29, 2024	December 31, 2023
Employee related liabilities	481	679
Employee compensated absences	273	228
Taxes other than income taxes	108	81
Advances from customers	133	186
Liabilities related to public funding	86	96
Derivative instruments (Note 28)	21	4
Defined benefit and contribution plans (Note 23)	36	49
Royalties	26	30
Current operating lease liabilities (Note 18)	57	58
Others	123	114
Total	1,344	1,525
Advances from customers are primarily related to multi-annual capacity reservation and volume commitment agreements signed with certain customers. Some of these arrangements include take-or-pay clauses, according to which the Company is entitled to receive the full amount of the contractual commitment fees in case of non-compliant orders from those customers. Certain agreements include penalties in case the Company is not able to fulfill its contractual obligations. No significant provision for those penalties was reported on the consolidated balance sheets as of June 29, 2024 and December 31, 2023.

22.Financial Debt
Financial debt consists of the following:

	As of	As of
	June 29, 2024	December 31, 2023
Funding program loans from European Investment Bank (“EIB”):
4.43% due 2028, floating interest rate at Euribor + 0.589%	136	141
4.49% due 2029, floating interest rate at Euribor + 0.564%	131	162
4.36% due 2031, floating interest rate at Euribor + 0.473%	251	296
4.42% due 2031, floating interest rate at Euribor + 0.550%	141	146
4.31% due 2033, floating interest rate at Euribor + 0.558%	321	332
6.11% due 2034, floating interest rate at SOFR + 0.939%	300	—
Credit Facility from Cassa Depositi e Prestiti SpA (“CDP SpA”):
4.43% due 2027, floating interest rate at Euribor + 0.690%	80	97
4.47% due 2028, floating interest rate at Euribor + 0.550%	80	92
4.77% due 2029, floating interest rate at Euribor + 0.850%	84	95
Dual tranche senior unsecured convertible bonds:
Zero-coupon due 2025 (Tranche A)	749	748
Zero-coupon due 2027 (Tranche B)	748	748
Finance leases:
3.86% due 2027, fixed interest rate	36	38
3.78% due 2042, fixed interest rate	24	25
1.75% due 2042, fixed interest rate	1	2
Other funding program loans:
0.26% (weighted average), due 2024-2028, fixed interest rate	4	5
Total financial debt	3,086	2,927
Less current portion	(236)	(217)
Total financial debt, less current portion	2,850	2,710
On August 4, 2020, the Company issued a $1.5 billion principal amount of dual tranche senior unsecured convertible bonds (Tranche A and Tranche B for $750 million each tranche), due 2025 and 2027, respectively. Tranche A bonds were issued at 105.8% as zero-coupon bonds while Tranche B bonds were issued at 104.5% as zero-coupon bonds. The conversion price at issuance was $43.62 for Tranche A, equivalent to a 47.5% conversion premium, and $45.10 for Tranche B, equivalent to a 52.5% conversion premium. These conversion features correspond to an equivalent of 4,585 shares per each Tranche A bond with a $200,000 par value and an equivalent of 4,435 shares per each Tranche B bond with a $200,000 par value. The bonds are convertible by the bondholders or are callable by the issuer upon certain conditions, on a net-share settlement basis, except if the issuer elects a full-cash or full-share conversion as an alternative settlement. The net proceeds from the bond offering were $1,567 million, after deducting issuance costs paid by the Company.
As per contractual terms, the bondholders have full conversion rights on Tranche A bonds, starting August 2023. In terms of Tranche B, up until August 2024, the bonds can be converted by the bondholders with a contingent feature of 130% of the conversion price, measured at quarter-end for the following quarter. After that date, the bondholders will have full conversion rights.
As per contractual terms, starting August 2023, Tranche A bonds are callable by the Company with a 130% contingent feature, with the exercise of its call rights being preceded by the release, by the Company, of an Optional Redemption Notice. The same feature applies for Tranche B bonds but only after August 2024.
As of June 29, 2024, the Company stock price did not exceed the conversion price of the senior unsecured convertible bonds.

The convertible debt was reported as “Long-term debt” in the consolidated balance sheet as of June 29, 2024, based on its original maturity, and after having considered that the conversion options are out-of the money at reporting date and other several factors, such as the uncertainty around the timing of the potential exercise of the conversion rights by bondholders and the call rights by the Company.
The Company’s long-term debt contains standard conditions but does not impose minimum financial ratios. The Company had unutilized committed medium-term credit facilities with core relationship banks totaling $691 million as of June 29, 2024.
The EIB Loans are comprised of three long-term amortizing credit facilities as part of R&D funding programs. The first one, signed in August 2017, is a €500 million loan in relation to R&D and capital expenditures in the European Union for the years 2017 and 2018. The entire amount was fully drawn in Euros corresponding to $267 million outstanding as of June 29, 2024. The second one, signed in 2020, is a €500 million credit facility agreement with EIB to support R&D and capital expenditure programs in Italy and France. The amount was fully drawn in Euros representing $392 million outstanding as of June 29, 2024. In 2022, the Company signed a third long-term amortizing credit facility with EIB of €600 million, out of which, €300 million was withdrawn in Euros and $300 million in U.S Dollars, representing $621 million outstanding as of June 29, 2024.
The CDP SpA loans are comprised of two long-term credit facilities. The first, signed in 2021, is a €150 million loan, fully drawn in Euros, of which $80 million were outstanding as of June 29, 2024. The second one, signed in 2022, is a €200 million loan, fully drawn in Euros, of which $164 million was outstanding as of June 29, 2024.
23.Post-Employment and Other Long-Term Employee Benefits
The Company and its subsidiaries have several defined benefit pension plans, mainly unfunded, and other long-term employees’ benefits covering employees in various countries. The defined benefit plans provide pension benefits based on years of service and employee compensation levels. The other long-term employees’ plans provide benefits during the employees’ service period after certain seniority levels. The Company uses December 31 as the measurement date for its plans. Eligibility is generally determined in accordance with local statutory requirements.
The components of the net periodic benefit cost includes the following:

	Pension Benefits		Pension Benefits
	Three Months ended		Six Months ended
	June 29, 2024	July 1, 2023	June 29, 2024	July 1, 2023
Service cost	(8)	(7)	(16)	(14)
Interest cost	(9)	(8)	(18)	(18)
Expected return on plan assets	7	4	14	13
Amortization of actuarial net (loss) gain	(2)	—	(4)	(3)
Settlements	—	(1)	—	(1)
Net periodic benefit cost(1)	(12)	(12)	(24)	(23)

	Other long-term benefits		Other long-term benefits
	Three Months ended		Six Months ended
	June 29, 2024	July 1, 2023	June 29, 2024	July 1, 2023
Service cost	(1)	(1)	(1)	(2)
Interest cost	—	—	(1)	(1)
Net periodic benefit cost	(1)	(1)	(2)	(3)
(1)Defined benefit plan expense components other than service cost, representing $8 million and $9 million in the first six months of 2024 and 2023, respectively, are recognized outside operating income in “Other components of pension benefit costs” in the consolidated statements of income. Service cost is recognized within operating income.

Employer contributions paid and expected to be paid in 2024 are consistent with the amounts disclosed in the consolidated financial statements for the year ended December 31, 2023.
24.Other Long-Term Liabilities
Other long-term liabilities consists of the following:

	As of	As of
	June 29, 2024	December 31, 2023
Non-current operating lease liabilities (Note 18)	180	188
Contingent consideration on business combinations (Note 29)	20	20
Other employee benefits (Note 23)	92	92
Liabilities related to public funding	174	196
Advances received on capital grants	402	152
Advances from customers	22	25
Others	61	62
Total	951	735
Advances received on capital grants relate to the joint venture the Company and Sanan Optoelectronics created in 2023 for high-volume 200mm SiC device manufacturing activities in China, as described in Note 19. The newly incorporated entity is a party to a regional public funding program, primarily consisting in capital grants received on eligible capital expenditures (infrastructures and equipment). As of June 29, 2024, the Company received $402 million of advances ($152 million as of December 31, 2023) on these capital grants while the capital expenditures had not been incurred yet. Consequently, these advances were reported as long-term liabilities in the consolidated balance sheet as of June 29, 2024 and December 31, 2023.
25.Dividends
The Annual General Meeting of Shareholders (“AGM”) authorized the distribution of a cash dividend of $0.36 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.09 in each of the second, third and fourth quarters of 2024 and first quarter of 2025. An amount of $67 million corresponding to the first installment was paid during the second quarter of 2024. The remaining portion of the first installment and the $0.27 per share cash dividend corresponding to the remaining three installments totaled $257 million and were reported in the line “Dividends payable to stockholders” in the consolidated balance sheet as of June 29, 2024.
The AGM held on May 25, 2023 authorized the distribution of a cash dividend of $0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.06 in each of the second, third and fourth quarters of 2023 and first quarter of 2024. An amount of $55 million corresponding to the first installment, $54 million corresponding to the second installment and $54 million corresponding to the third installment were paid in 2023. An amount of $54 million corresponding to the fourth installment was paid during the first half of 2024.
The AGM held on May 25, 2022 authorized the distribution of a cash dividend of $0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.06 in each of the second, third and fourth quarters of 2022 and first quarter of 2023. The amounts of $55 million corresponding to the first installment, $54 million corresponding to the second installment and $48 million corresponding to the third installment were paid in 2022. An amount of $6 million corresponding to the remaining portion of the third installment and $54 million corresponding to the fourth installment were paid in 2023.
26.Shareholders' Equity
The authorized share capital of the Company is Euro 1,810 million consisting of 1,200,000,000 common shares and 540,000,000 preference shares, each with a nominal value of €1.04. As of June 29, 2024, the number of shares of common stock issued was 911,281,920 shares (911,281,920 as of December 31, 2023).
As of June 29, 2024, the number of shares of common stock outstanding was 903,230,622 (902,771,081 as of December 31, 2023).

As of June 29, 2024, the Company owned 8,051,298 shares classified as treasury stock in the consolidated statement of equity compared to 8,510,839 shares as of December 31, 2023.
The treasury shares have been originally designated for allocation under the Company’s share-based remuneration programs. As of June 29, 2024, 85,576,013 of these treasury shares were transferred to employees under the Company’s share-based remuneration programs, of which 4,553,498 and 5,422,862 were transferred in the first six months of 2024 and 2023 respectively.
On July 1, 2021, the Company announced the launch of a share buy-back program of up to $1,040 million to be executed within a three-year period. During the first six months of 2024, the Company repurchased approximately 4.1 million shares of its common stock for a total amount of $175 million. During the first six months of 2023, the Company repurchased approximately 3.8 million shares of its common stock for a total amount of $173 million.
On June 21, 2024, the Company announced the launch of a new share buy-back plan comprising two programs of up to $1,100 million to be executed within a three-year period.
27.Contingencies, Claims and Legal Proceedings
The Company is subject to possible loss contingencies arising in the ordinary course of business. These include but are not limited to: product liability claims and/or warranty cost on the products of the Company, contractual disputes, indemnification claims, claims for unauthorized use of third-party intellectual property, employee grievances, anti-trust, anti-corruption, competition, other compliance regulations, tax claims beyond assessed uncertain tax positions, environmental damages as well as claims arising out of theft, loss, or misuse of personal data. In determining loss contingencies, the Company considers the likelihood of impairing an asset or the occurrence of a liability at the date of the consolidated financial statements as well as the ability to reasonably estimate the amount of such loss. The Company records a provision for a loss contingency when information available before the consolidated financial statements are issued or are available to be issued indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the consolidated financial statements and when the amount of loss can be reasonably estimated. The Company regularly re-evaluates claims to determine whether provisions need to be readjusted based on the most current information available to the Company. Changes in these evaluations could result in an adverse material impact on the Company’s results of operations, cash flows or its financial position for the period in which they occur.
The Company has received and may in the future receive communications alleging possible infringements of third-party patents or other third-party intellectual property rights. Furthermore, the Company from time to time enters into discussions regarding a broad patent cross license arrangement with other industry participants. There is no assurance that such discussions may be brought to a successful conclusion and result in the intended agreement. The Company may become involved in costly litigation brought against the Company regarding patents, mask works, copyrights, trademarks or trade secrets. In the event that the outcome of any litigation would be unfavorable to the Company, the Company may be required to take a license to third party patents and/or other intellectual property rights at economically unfavorable terms and conditions, and possibly pay damages for prior use and/or face an injunction, all of which individually or in the aggregate could have a material adverse effect on the Company’s results of operations, cash flows, financial position and/or ability to compete.
On December 4, 2023, a jury in the United States District Court for the Western District of Texas in Waco, Texas (USA) returned a verdict in a patent infringement lawsuit in favor of the plaintiff, Purdue University. On June 7, 2024, the Court accepted the jury's verdict and entered a judgment against the Company in the amount of $32 million. Thereafter, the Company filed several post-trial motions challenging the verdict. In the event the Court denies the Company's post-trial motions, the Company intends to appeal to the U.S. Court of Appeals for the Federal Circuit in Washington DC. The risk on this case is considered as possible and the possible loss is estimated at $32 million.
The Company has contractual commitments to various customers which could require the Company to incur costs to repair or replace defective products it supplies to such customer. The duration of these contractual commitments varies and, in certain cases, is indefinite. The Company is otherwise also involved in various lawsuits, claims, inquiries, inspections, investigations and/or proceedings incidental to its business and operations. Such matters, even if not meritorious, could result in the expenditure of significant financial or managerial resources. Any of the foregoing could have a material adverse effect on the Company’s results of operations, cash flows or its financial position.

The Company regularly evaluates claims and legal proceedings together with their related probable losses to determine whether they need to be adjusted based on the current information available to the Company. There can be no assurance that its recorded reserves or insurance policies will be sufficient to cover the extent of its potential liabilities. Legal costs associated with claims are expensed as incurred. In the event of litigation which is adversely determined with respect to the Company’s interests, or in the event the Company needs to change its evaluation of a potential third-party claim, based on new evidence or communications, a material adverse effect could impact its operations or financial condition at the time it were to materialize.
As of June 29, 2024 and December 31, 2023, provisions for estimated probable losses with respect to claims and legal proceedings were not considered material.
28.Derivative Instruments and Risk Management
The Company is exposed to changes in financial market conditions in the normal course of business due to its operations in different foreign currencies and its ongoing investing and financing activities. The Company’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company uses derivative financial instruments to hedge certain risk exposures.
Foreign currency exchange risk
Currency forward contracts and currency options are entered into to reduce exposure to changes in exchange rates on the denomination of certain assets and liabilities in foreign currencies at the Company's subsidiaries and to manage the foreign exchange risk associated with certain forecasted transactions.
Derivative Instruments Not Designated as a Hedge
The Company conducts its business globally in various major international currencies. As a result, the Company is exposed to adverse movements in foreign currency exchange rates, primarily regarding the Euro. Foreign exchange risk mainly arises from recognized assets and liabilities at the Company’s subsidiaries and future commercial transactions. Management has set up a policy to require the Company’s subsidiaries to hedge their entire foreign exchange risk exposure with the Company through financial instruments transacted or overseen by Corporate Treasury. Subsidiaries use forward contracts and purchased currency options to manage their foreign exchange risk arising from foreign-currency-denominated assets and liabilities. Foreign exchange risk arises when recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. These instruments do not qualify as hedging instruments for accounting purposes and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income and expenses, net” in the consolidated statements of income.
Derivative Instruments Designated as a Hedge
To further reduce its exposure to U.S. dollar exchange rate fluctuations, the Company uses currency forward contracts and currency options, including collars, to hedge certain Euro-denominated forecasted transactions that cover a large part of its R&D and SG&A expenses, as well as a portion of its front-end manufacturing costs of semi-finished goods within cost of sales. The Company also hedges through the use of currency forward contracts certain manufacturing transactions within cost of sales denominated in Singapore dollars.
These derivative instruments are designated and qualify as cash flow hedges. They are reflected at fair value in the consolidated balance sheets. The criteria for designating a derivative as a hedge include the instrument’s effectiveness in risk reduction and, in most cases, a one-to-one matching of the derivative instrument to its underlying transaction, which enables the Company to conclude, based on the fact that the critical terms of the hedging instruments match the terms of the hedged transactions, that changes in cash flows attributable to the risk being hedged are expected to be completely offset by the hedging derivatives. Currency forward contracts and currency options, including collars, used as hedges are highly effective at reducing the Euro/U.S. dollar and the Singapore dollar/U.S. dollar currency fluctuation risk and are designated as a hedge at the inception of the contract and on an ongoing basis over the duration of the hedge relationship. Effectiveness on transactions hedged through purchased currency options and collars is measured on the full fair value of the instrument, including the time value of the options. Ineffectiveness appears if the hedge relationship is not perfectly effective or if the cumulative gain or loss on the derivative hedging instrument exceeds the cumulative change on the expected cash flows on the hedged transactions. The whole change in fair value recorded on the hedging instrument is reported as a component of “Accumulated other comprehensive income” in the consolidated statements of equity and is reclassified into earnings in the same period in which the hedged transaction affects earnings, and within the same consolidated statement of income line item as the impact of the hedged transaction.
The principles regulating the hedging strategy for derivatives designated as cash flow hedge are established as follows: (i) for R&D and corporate costs, up to 80% of the total forecasted transactions; (ii) for manufacturing costs, up to 70% of the total forecasted transactions. In order to follow a dynamic hedge strategy, the Company may change the percentage of the designated hedged item within the limit of 100% of the forecasted transaction. The maximum length of time over which the Company could hedge its exposure to the variability of cash flows for forecasted transactions is 24 months.
As of June 29, 2024, the Company had the following outstanding derivative instruments that were entered into to hedge Euro-denominated and Singapore dollar-denominated forecasted transactions:

In millions of Euros	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs
Forward contracts	550	981
Currency collars	190	509

In millions of Singapore dollars	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs
Forward contracts	—	226

Cash flow and fair value interest rate risk
The Company’s interest rate risk arises from long-term borrowings. Borrowings issued at floating rates expose the Company to cash flow interest rate risk. Borrowings issued at fixed rates expose the Company to fair value interest rate risk.
The Company analyzes its interest rate exposure on a dynamic basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. The Company invests primarily on a short-term basis and as such the Company’s liquidity is invested in floating interest rate instruments. As a consequence, the Company is exposed to interest rate risk due to potential mismatch between the return on its short-term floating interest rate investments and the portion of its long-term debt issued at fixed rate.
Credit risk
The expected credit loss and impairment methodology applied on each category of financial assets is further described in each respective note. While cash and cash equivalents are also subject to the expected credit loss model, the identified expected credit loss is deemed to be immaterial. The maximum credit risk exposure for all financial assets is their carrying amount.
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract leading to a financial loss. Credit risk typically arises from cash and cash equivalents, contractual cash flows of debt investments carried at amortized cost, the counterparty of derivative financial instruments and deposits with banks and financial institutions, as well as credit exposure to customers, including outstanding receivables.
The Company is exposed to credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments. Credit risk is managed at the Group level. The Company selects banks and/or financial institutions that operate with the group based on the criteria of long-term rating from at least two major

Rating Agencies and keeping a maximum outstanding amount per instrument with each bank not to exceed 20% of the total. For derivative financial instruments, management has established limits so that, at any time, the fair value of contracts outstanding is not concentrated with any individual counterparty.
The Company monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. If certain customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, risk control assesses the credit quality of the customer, considering its financial position, past experience and other factors. Individual risk limits are set based on internal and external ratings in accordance with limits set by management. The utilization of credit limits is regularly monitored. Sales to customers are primarily settled in cash, which mitigates credit risk. There is no major concentration of credit risk, whether through exposure to individual customers, specific industry sectors, or regions. Any remaining concentrations of credit risk with respect to trade receivables are limited due to the large number of customers and their dispersion across many geographic areas.
The Company’s receivables include receivables towards government bodies. As such, they are investments with immaterial credit loss. Any remaining receivable is of low credit risk or individually not significant. The credit ratings of financial assets carried at amortized cost are monitored for credit deterioration.
Other market risk
For a complete description of exposure to market risks, these interim financial statements should be read in conjunction with the consolidated financial statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023.
Information on fair value of derivative instruments and their classification in the consolidated balance sheets as of June 29, 2024 and December 31, 2023 is presented in the tables below:

		As of	As of
		June 29, 2024	December 31, 2023
Asset Derivatives	Balance sheet classification	Fair value	Fair value
Derivatives designated as a hedge:
Foreign exchange forward contracts	Other current assets	3	46
Foreign exchange forward contracts	Other non-current assets	—	2
Currency collars	Other current assets	—	7
Total derivatives designated as a hedge:		3	55
Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other current assets	8	5
Total derivatives not designated as a hedge:		8	5
Total Derivatives		11	60

		As of	As of
		June 29, 2024	December 31, 2023
Liability Derivatives	Balance sheet classification	Fair value	Fair value
Derivatives designated as a hedge:
Foreign exchange forward contracts	Other payables and accrued liabilities	(16)	(2)
Currency collars	Other payables and accrued liabilities	(3)	—
Total derivatives designated as a hedge:		(19)	(2)
Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other payables and accrued liabilities	(2)	(2)
Total derivatives not designated as a hedge:		(2)	(2)
Total Derivatives		(21)	(4)
The Company entered into currency collars as combinations of two options, which are reported, for accounting purposes, on a net basis. As of June 29, 2024, the fair value of these collars represented liabilities for a net amount of $3 million (composed of less than $1 million asset net of a $3 million liability). In addition, the Company entered into other derivative instruments, primarily forward contracts, which are governed by standard

International Swaps and Derivatives Association agreements and are compliant with Protocols of the European Market Infrastructure Regulation and the ISDA 2018 U.S. Resolution Stay Protocol, which are not offset in the consolidated balance sheets, and representing total assets of $11 million and total liabilities of $18 million as of June 29, 2024.
The effect of derivative instruments designated as cash flow hedge on the consolidated statements of income for the six months ended June 29, 2024 and July 1, 2023 and on the AOCI as reported in the consolidated statements of equity as of June 29, 2024 and December 31, 2023 before tax impact, is presented in the table below:

	Gain (loss) deferred in OCI on derivative		Location of gain (loss)	Gain (loss) reclassified from OCI into earnings
	As of	As of	reclassified from OCI into earnings	Three Months ended		Six Months ended
	June 29, 2024	December 31, 2023		June 29, 2024	July 1, 2023	June 29, 2024	July 1, 2023
Foreign exchange forward contracts	(8)	35	Cost of sales	(4)	8	4	18
Foreign exchange forward contracts	(1)	4	Selling, general and administrative	(1)	1	—	2
Foreign exchange forward contracts	(3)	10	Research and development	(1)	3	1	6
Currency collars	(2)	5	Cost of sales	—	—	—	3
Currency collars	—	1	Selling, general and administrative	—	—	—	—
Currency collars	(1)	2	Research and development	1	2	1	2
Total	(15)	57	Total	(5)	14	6	31
A total $15 million loss deferred in AOCI is expected to be reclassified to earnings within the next twelve months.
No amount was excluded from effectiveness measurement on foreign exchange forward contracts and currency collars. No ineffective portion of the cash flow hedge relationships was recorded on the hedge transactions that were settled in the first six months of 2024 and 2023. No ineffectiveness is to be reported on hedge transactions outstanding as of June 29, 2024.
The effect on the consolidated statements of income for the six months ended June 29, 2024 and July 1, 2023, of derivative instruments not designated as a hedge is presented in the table below:

	Location of gain (loss)	Gain (loss) recognized in earnings
	reclassified from OCI into earnings	Three Months ended		Six Months ended
		June 29, 2024	July 1, 2023	June 29, 2024	July 1, 2023
Foreign exchange forward contracts	Other income and expenses, net	(4)	3	(3)	5
Total		(4)	3	(3)	5
The Company did not enter into any derivative instrument containing credit-risk-related contingent features.

29.Fair Value Measurements
The table below details financial assets (liabilities) measured at fair value on a recurring basis as of June 29, 2024:

		Fair Value Measurements using
	June 29, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Marketable securities – U.S. Treasury debt securities	2,218	2,218	—	—
Equity securities measured at fair value through earnings	34	34	—	—
Derivative assets designated as cash flow hedge	3	—	3	—
Derivative assets not designated as cash flow hedge	8	—	8	—
Derivative liabilities designated as cash flow hedge	(19)	—	(19)	—
Derivative liabilities not designated as cash flow hedge	(2)	—	(2)	—
Contingent consideration for business acquisitions	(20)	—	—	(20)
Total	2,222	2,252	(10)	(20)
The table below details financial assets (liabilities) measured at fair value on a recurring basis as of December 31, 2023:

		Fair Value Measurements using
	December 31, 2023	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Marketable securities – U.S. Treasury debt securities	1,635	1,635	—	—
Equity securities measured at fair value through earnings	31	31	—	—
Derivative assets designated as cash flow hedge	55	—	55	—
Derivative assets not designated as cash flow hedge	5	—	5	—
Derivative liabilities designated as cash flow hedge	(2)	—	(2)	—
Derivative liabilities not designated as cash flow hedge	(2)	—	(2)	—
Contingent consideration for business acquisitions	(20)	—	—	(20)
Total	1,702	1,666	56	(20)

For liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3), there was no material movement between January 1, 2024 and June 29, 2024.
For liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3), the reconciliation between January 1, 2023 and July 1, 2023 is presented as follows:

Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2023	31
Changes in fair value measurement	(5)
July 1, 2023	26
Contingent consideration reported as non-current liabilities on the consolidated balance sheets as of June 29, 2024 and December 31, 2023 is based on the probability that the milestones defining the variable components of the consideration will be achieved.
No asset (liability) was measured at fair value on a non-recurring basis using significant unobservable inputs (Level 3) as of June 29, 2024 and July 1, 2023, respectively.
The following table includes additional fair value information on other financial assets and liabilities as of June 29, 2024 and December 31, 2023:

		As of		As of
		June 29, 2024		December 31, 2023
	Level	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Cash equivalents(1)	1	2,413	2,413	2,879	2,879
Short-term deposits	1	975	975	1,226	1,226
Long-term debt
- Bank loans (including current portion)	2	1,528	1,528	1,366	1,366
- Finance leases (including current portion)	2	61	61	65	65
- Senior unsecured convertible bonds issued on August 4, 2020(2)	1	1,497	1,585	1,496	1,814
(1)    Cash equivalents primarily correspond to deposits at call with banks.
(2)    The carrying amount as of June 29, 2024 and December 31, 2023 of the senior unsecured convertible bonds as reported above, corresponds to the nominal value of the bonds, net of $3 million unamortized debt issuance costs. The fair value represents the market price of the bonds trading on the Frankfurt Stock Exchange.

The methodologies used to estimate fair values are as follows:

Components	Methodology used to estimate fair value
Debt securities classified as available-for-sale	Quoted market prices for identical instruments
Foreign exchange forward contracts, currency options and collars	Quoted market prices for similar instruments
Equity securities measured at fair value through earnings	Quoted market prices for identical instruments
Equity securities carried at cost as a measurement alternative	Valuation of the underlying investments on a new round of third-party financing or upon liquidation
Long-term debt and current portion of long-term debt	Future cash flows on a borrowing-by-borrowing basis, discounted using discount rates applicable to similar types of borrowing arrangements. For convertible bonds, the fair value represents the market price of the bonds trading on the Frankfurt Stock Exchange

Cash and cash equivalents, accounts receivable, short-term borrowings, and accounts payable	The carrying amounts reflected in the consolidated financial statements are considered as reasonable estimates of fair value due to the relatively short period of time between the origination of the instruments and their expected realization

30.Revenues
30.1    Nature of goods and services
The Company designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, ASICs, full-custom devices and semi-custom devices and ASSPs for analog, digital and mixed-signal applications. In addition, the Company participates in the manufacturing value chain of smartcard products, which includes the production and sale of both silicon chips and smartcards.
The principal activities – separated by reportable segments – from which the Company generates its revenues are described in Note 31.
Other revenues consist of license revenue, service revenue related to transferring licenses, patent royalty income, sale of scrap materials and manufacturing by-products.
While the majority of the Company’s sales agreements contain standard terms and conditions, the Company may, from time to time, enter into agreements that contain multiple performance obligations or terms and conditions. Those agreements concern principally the revenues from services, where the performance obligation is satisfied over time. The objective when allocating the transaction price is to allocate the transaction price to each performance obligation (or distinct good or service) in an amount that depicts the amount of consideration to which the Company expects to be entitled in exchange for transferring the promised goods or services to the customer.
30.2    Revenue recognition and disaggregation
The Company recognizes revenue from products sold to a customer, including distributors, when it satisfies a performance obligation at a point in time by transferring control over a product to the customer. This usually occurs at the time of shipment. The performance obligations linked to the sale of goods contracts have the original expected length of less than one year. The transaction price is determined based on the contract terms, adjusted for price protection, if applicable. The revenues from services are usually linked to performance obligations transferred over time and are recognized in line with the contract terms.
The Company has signed several multi-annual capacity reservation and volume commitment arrangements with certain customers. These agreements constitute a binding commitment for the customers to purchase and for the Company to supply allocated committed volumes in exchange for additional consideration. The consideration related to commitment fees is reported as revenues from sale of products as it is usually based on delivered quantities. Advances from customers received as part of those agreements are reported in Note 21 and Note 24.
The payment terms typically range between 30 to 90 days.
The following tables present the Company’s consolidated net revenues disaggregated by geographical region of shipment, nature and market channel:

	Three Months ended		Six Months ended
	June 29, 2024	July 1, 2023	June 29, 2024	July 1, 2023
Net revenues by geographical region of shipment(1)
EMEA	840	1,244	1,793	2,430
Americas	505	698	1,025	1,385
Asia Pacific	1,887	2,384	3,879	4,758
Total net revenues	3,232	4,326	6,697	8,573
Net revenues by nature
Revenues from sale of products	3,164	4,274	6,567	8,476
Revenues from sale of services	63	46	104	85
Other revenues	5	6	26	12
Total net revenues	3,232	4,326	6,697	8,573
Net revenues by market channel(2)
Original Equipment Manufacturers (“OEM”)	2,350	2,760	4,765	5,490
Distribution	882	1,566	1,932	3,083
Total net revenues	3,232	4,326	6,697	8,573
(1)Net revenues by geographical region of shipment are classified by location of customer invoiced or reclassified by shipment destination in line with customer demand. For example, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues. Furthermore, the Company, among the different periods, may be affected by shifts in shipments from one location to another, as requested by customers.
(2)OEM are the end-customers to which the Company provides direct marketing application engineering support, while Distribution refers to the distributors and representatives that the Company engages to distribute its products around the world.
31.Segment Reporting
On January 10, 2024, the Company announced a new organization to deliver enhanced product development innovation and efficiency, time-to-market as well as customer focus by end market. This new organization implied a change in segment reporting effective from January 1, 2024. Prior-year comparative information has been adjusted accordingly.
The Company’s reportable segments are as follows:
•Analog products, MEMS and Sensors (“AM&S”), comprised of ST analog products, MEMS sensors and actuators, and optical sensing solutions.
•Power and discrete products (“P&D”), comprised of discrete and power transistor products.
•Microcontrollers (“MCU”), comprised of general-purpose and automotive microcontrollers, microprocessors and connected security products (incl. EEPROM).
•Digital ICs and RF Products (“D&RF”), comprised of automotive ADAS, infotainment, RF and communications products.
Net revenues of “Others” include revenues from sales assembly services and other revenues. For the computation of the segments’ internal financial measurements, the Company uses certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, SG&A expenses and a part of R&D expenses. In compliance with the Company’s internal policies, certain costs are not allocated to the segments, but reported in “Others”. Those comprise unused capacity charges, including incidents leading to power outage, impairment and restructuring charges, management reorganization expenses, start-up and phase-out costs, and other unallocated income (expenses) such as: strategic or special R&D programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to reportable segments, as well as operating earnings of other products. Finally, public grants are allocated to the Company’s segments proportionally to the incurred expenses on the sponsored projects.
The following tables present the Company’s consolidated net revenues and consolidated operating income by reportable segment.
Net revenues by reportable segment:

	Three Months ended		Six Months ended
	June 29, 2024	July 1, 2023	June 29, 2024	July 1, 2023
AM&S	1,165	1,293	2,382	2,693
P&D	747	989	1,567	1,898
MCU	800	1,482	1,750	2,930
D&RF	516	558	990	1,044
Total net revenues of reportable segments	3,228	4,322	6,689	8,565
Others	4	4	8	8
Total consolidated net revenues	3,232	4,326	6,697	8,573

Operating income by reportable segment:

	Three Months ended		Six Months ended
	June 29, 2024	July 1, 2023	June 29, 2024	July 1, 2023
AM&S	144	259	328	593
P&D	110	262	248	498
MCU	72	551	256	1,106
D&RF	150	196	301	361
Total operating income of reportable segments	476	1,268	1,133	2,558
Others(1)	(101)	(122)	(208)	(211)
Total consolidated operating income	375	1,146	925	2,347
(1)Operating income (loss) of Others include items such as unused capacity charges, including incidents leading to power outage, impairment and restructuring charges, management reorganization costs, start-up and phase out costs, and other unallocated income (expenses) such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to reportable segments (e.g. urgent freight costs, changes in fair value measurement on contingent consideration liabilities), as well as operating earnings of other products.

The reconciliation of operating income of reportable segments to the total consolidated operating income is presented in the below table:

	Three Months ended		Six Months ended
	June 29, 2024	July 1, 2023	June 29, 2024	July 1, 2023
Total operating income of reportable segments	476	1,268	1,133	2,558
Impairment loss on intangible assets acquired through business combinations	—	(36)	—	(36)
Start-up costs	(22)	(34)	(52)	(67)
Unused capacity charges	(84)	(15)	(147)	(16)
Contingent consideration fair value remeasurement	—	5	—	5
Other unallocated manufacturing results	10	(9)	—	(61)
Gain on sale of non-current assets	—	3	1	4
Strategic and other research and development programs and other non-allocated provisions(1)	(5)	(36)	(10)	(40)
Total operating loss Others	(101)	(122)	(208)	(211)
Total consolidated operating income	375	1,146	925	2,347
(1)    Includes unallocated income and expenses such as certain corporate-level operating expenses and other income (costs) that are not allocated to the reportable segments.
The Company does not disclose any information regarding assets or non-cash expenses, including depreciation and amortization, for its reportable segments. Such information is not reviewed by the Chief Operating Decision Maker to assess segment performance or to make decisions about resources to be allocated to each segment.

EXHIBIT INDEX

Exhibit	Description
12.1	Certification of Jean-Marc Chery, President and Chief Executive Officer and Member of the Managing Board of STMicroelectronics N.V., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2
Certification of Lorenzo Grandi, President, Finance, Purchasing, Enterprise Risk Management (ERM) and Resilience and Chief Financial Officer and Member of the Managing Board of STMicroelectronics N.V., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1
Certification of Jean-Marc Chery, President and Chief Executive Officer and Member of the Managing Board of STMicroelectronics N.V., and Lorenzo Grandi, President, Finance, Purchasing, Enterprise Risk Management (ERM) and Resilience and Chief Financial Officer and Member of the Managing Board of STMicroelectronics N.V., pursuant to 18 U.S.C. §1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	August 5, 2024	By:	/s/ Jean-Marc Chery
		Name:	Jean-Marc Chery
		Title:	President and Chief Executive Officer and Member of our Managing Board